                                                                    EXHIBIT 13.1


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-K
    (AS AMENDED BY FORMS 10-K/A FILED ON OCTOBER 30, 1995 AND JULY 2, 1996)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended JUNE 30, 1995 [Fee Required]
                                     OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required] For the transition period from __________to__________

COMMISSION FILE NUMBER 1-6802

                               LIBERTE INVESTORS
             (Exact name of Registrant as specified in its charter)


  CREATED UNDER A DECLARATION OF TRUST
         PURSUANT TO THE LAWS OF
    THE COMMONWEALTH OF MASSACHUSETTS                   75-1328153
     (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

   600 N. PEARL ST., SUITE 420, LB 168
              DALLAS, TEXAS                               75201
(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code:  214/720-8950

Securities registered pursuant to Section 12(b) of the Act:

                                               Name of each Exchange
      Title of each Class                       on which registered
  ------------------------------              -----------------------
  SHARES OF BENEFICIAL INTEREST,              NEW YORK STOCK EXCHANGE
         WITHOUT PAR VALUE


Securities registered pursuant to Section 12(g) of the Act:  NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES    X      NO
    -------       --------

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

AT SEPTEMBER 15, 1995, THE AGGREGATE MARKET VALUE OF THE REGISTRANT'S SHARES OF BENEFICIAL INTEREST HELD BY NON-AFFILIATES WAS $21,515,323.

             APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY
                  PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES    X *    NO
    --------     -------

* The registrant's confirmed plan of reorganization did not provide for a distribution of securities; however, all required documents and reports have been timely filed by the registrant after confirmation of the plan.

THE NUMBER OF SHARES OF BENEFICIAL INTEREST OUTSTANDING AS OF SEPTEMBER 15, 1995, WAS 12,153,658 SHARES, NET OF 269,550 SHARES HELD IN TREASURY.

                   -- DOCUMENTS INCORPORATED BY REFERENCE --
                                    None.

                               LIBERTE INVESTORS

               FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1995

                               Table of Contents

                                                                      Page
                                                                      ----

                                     PART I


      ITEM 1  BUSINESS .............................................    1
      ITEM 2  PROPERTIES ...........................................    7
      ITEM 3  LEGAL PROCEEDINGS ....................................    7
      ITEM 4  SUBMISSION OF MATTERS TO A VOTE OF
               SECURITY-HOLDERS ....................................    7


                                    PART II


      ITEM 5  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND
              RELATED SHAREHOLDER MATTERS ..........................    8
      ITEM 6  SELECTED FINANCIAL DATA ..............................    9
      ITEM 7  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS .................   10
      ITEM 8  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA ..........   16
      ITEM 9  CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
               DISCLOSURE ..........................................   16


                                    PART III


      ITEM 10  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT ..   17
      ITEM 11  EXECUTIVE COMPENSATION ..............................   19
      ITEM 12  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                MANAGEMENT .........................................   20
      ITEM 13  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ......   23


                                    PART IV


      ITEM 14  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS
                ON FORM 8-K ........................................   25

                                     PART I

ITEM 1. BUSINESS

OVERVIEW

     Liberte Investors ("LBI" or the "Trust") is an unincorporated voluntary association of the type commonly termed as a Massachusetts business trust organized under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated June 26, 1969, as amended. The principal business activity of LBI is investing in notes receivable, primarily first mortgage construction notes and first mortgage acquisition and development notes. Secondarily, LBI invests in other secured or guaranteed notes related directly or indirectly to real estate. Over the past seven fiscal years, however, the Trust has progressively curtailed its lending activities in an effort to repay its indebtedness and reduce the size of its note receivable and real estate portfolio.

     The curtailment of lending activities began in June 1989 when the Trust's outstanding commercial paper was downgraded by the rating agencies to below investment grade. As a result, the Trust ceased originating investments secured by commercial income producing real estate and limited new investment originations to notes secured by single-family houses and lots. In May 1990 LBI restructured its unsecured senior indebtedness to pledge a portion of its note receivables and foreclosed real estate and require amortization of the indebtedness. In May 1991 LBI again restructured its senior indebtedness by pledging all of its assets, extending the term, and amending the amortization schedule. As a result of these efforts, LBI's senior indebtedness, including outstanding commercial paper, was reduced from $692.6 million at June 30, 1989, to $87.7 million at June 30, 1993. On April 1, 1993, LBI's remaining senior indebtedness was due and payable, and on June 1, 1993, $100 million of subordinated indebtedness matured. At this time, LBI reached agreement with a committee representing the holders of subordinated notes for a restructure of LBI's indebtedness in a voluntary "pre-negotiated" bankruptcy procedure.

     Accordingly, on October 25, 1993, the Trust filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 2, 1993, the Trust filed with the Bankruptcy Court a disclosure statement and related plan of reorganization. An order was entered by the Bankruptcy Court confirming a modified plan of reorganization for the Trust on January 24, 1994. On April 7, 1994, the Trust emerged from bankruptcy. Pursuant to the plan of reorganization, certain assets and liabilities, including the remaining senior indebtedness, were transferred to Resurgence Properties Inc. ("RPI"), and RPI's common stock was distributed to the holders of the Trust's outstanding subordinated indebtedness in full satisfaction of such holders' claims against the Trust.

     The plan of reorganization approved by LBI's creditors, shareholders and the Bankruptcy Court contemplated that LBI would engage in the business of investing in notes receivable secured by mortgages on real estate. After emerging from Chapter 11, the Board of Trustees decided to delay making investments in longer maturities of notes receivable until such time as LBI reduced its investment in illiquid foreclosed real estate. Accordingly, LBI concentrated its efforts on improving the operating performance of its foreclosed real estate and arranging sales contracts thereon. By December 31, 1994, LBI had reduced its investment in foreclosed real estate (net of reserves) to $7.5 million from $15.1 million at June 30, 1994.

     In August 1994, Mr. Enloe, a trustee and the Trust's Chief Executive Officer, proposed to the other trustees that the Trust obtain debt-financing and make single-family home construction loans and subdivision development loans to smaller builders and developers. During the Fall of 1994, the trustees considered Mr. Enloe's proposal while the Trust evaluated other alternatives, including possible acquisition candidates. At that time, the Trust was not using an investment banker to assist the Trust in its search.

     In February 1995, the Trust received an unsolicited proposal from a person desiring to make a tender offer for up to 45% of the outstanding Beneficial Shares. In response to this proposal, the Board of Trustees formed a special committee (the "Special Committee") to consider this proposal and any other proposals to enhance shareholder value. The Board of Trustees appointed Messrs. Bishop and Rose to it. The Board of Trustees formed the Special Committee because Mr. Enloe, the third trustee, had a potential conflict of interest when evaluating proposals conflicting with his proposal, which the other trustees were still considering. After its formation, the Special Committee engaged Gardere & Wynne, L.L.P. as its independent legal counsel.
The Special Committee engaged Gardere & Wynne, L.L.P. because this firm possesses expertise in the areas of corporate governance and mergers and acquisitions and such firm was familiar with the Trust through the participation of one of its partners as a member of the equity committee in the Trust's previous bankruptcy proceedings. Mr. Rose, one of the trustees serving on the Special Committee, uses Gardere & Wynne, L.L.P. on a regular basis.

     On April 11, 1995, the Trust announced that it had retained Bear, Stearns & Co. Inc. (the "Investment Banker") as its financial advisor and encouraged all qualified parties to submit proposals concerning the Trust of any nature they considered appropriate. The Investment Banker subsequently fielded numerous inquiries in response to this public announcement. In addition, the Investment Banker circulated a memorandum to professionals in its worldwide investment banking group describing the investment opportunity in the Trust, generated leads, and supplied interested parties with the latest public information regarding the Trust. The Trust engaged the Investment Banker because the Investment Banker was a nationally recognized investment banking firm with experience in mergers and acquisitions. In addition, the Investment Banker was familiar with the Trust because the Trust had previously engaged the Investment Banker to render advisory services to the Trust concerning its restructuring in bankruptcy proceedings.

     On May 2, 1995, Mr. Enloe withdrew his proposal from further consideration because some shareholders believed that the Trust should focus its efforts on acquiring an established operating business. Since that time, the entire Board of Trustees has evaluated acquisition candidates and strategic opportunities because the Special Committee disbanded shortly after Mr. Enloe withdrew his proposal, which removed his potential conflict of interest when evaluating other proposals.

     The Investment Banker communicated to all interested parties that the Board of Trustees would meet on May 25, 1995 to consider all written proposals received. At this meeting the Board of Trustees considered eight proposals.
Of the eight proposals considered, two of the proposals concerned the Trust's acquisition of an operating business and three of the proposals concerned the purchase of newly issued Beneficial Shares, including a revised version of the proposal received in February 1995. The other three proposals concerned: (i) the purchase of approximately 36% of the outstanding Beneficial Shares for $2.60 per share in connection with a business plan for the Trust to purchase mortgages on distressed real estate, (ii) the contribution of income producing commercial real estate to the Trust in exchange for newly issued Beneficial Shares valued at $2.50 per share, which would constitute between 40% and 49% of the outstanding Beneficial Shares after the transaction, and (iii) the purchase of newly issued preferred shares in the Trust paying a 12% annual dividend and warrants to purchase newly issued Beneficial Shares constituting 20% of the Beneficial Shares on a fully-diluted basis for an aggregate purchase price of $8.75 million in connection with a business plan for the Trust to engage in land development. The Board of Trustees did not pursue the proposals not involving the Trust's acquisition of an operating business because the Board of Trustees concluded that with respect to such a transaction, the Trust should seek a purchaser with more proven acquisition experience.

     With respect to the two proposals concerning the Trust's acquisition of an operating business, the Special Committee decided to continue due diligence. Ultimately, the Trust pursued one of these proposals. The Trust and the other party, however, subsequently terminated negotiations in September 1995 over disagreements concerning price and terms. After the termination of these negotiations, the Investment Banker continued to solicit proposals concerning the Trust and to field inquiries.

     Since the Trust's emergence from bankruptcy proceedings, the Trust and the Investment Banker have evaluated a number of acquisition candidates and other strategic opportunities. The acquisition candidates have been involved in various businesses, including auto parts distribution, commercial mortgage origination and securitization, investing in marketable securities, purchasing distressed assets, providing insurance tracking, providing property and casualty insurance, real estate development, and hedge fund sponsorship and management.

     The Board of Trustees believes that a strategic sale of Beneficial Shares could facilitate the Trust's acquisition of operating businesses and use of the Trust's NOL carryforwards. Since the Trust's emergence from bankruptcy proceedings, the Trust received the formal proposals described below with respect to such a sale. The Trust also pursued informal discussions with several persons, none of whom either responded positively to the Trust's overtures or made a proposal to the Trust.

     As mentioned above, in February 1995 the Trust received an unsolicited proposal from a person desiring to make a tender offer for up to 45% of the outstanding Beneficial Shares at a purchase price of $2.30 per share. This proposal was subject to the performance of due diligence on the Trust and designees of the proposer constituting a majority of the Board of Trustees upon the closing of the tender offer. The proposer contemplated that under its direction the Trust would acquire operating companies and distressed undervalued assets. The proposer also conditioned its proposal upon receiving options or bonuses equal to 15% of the value of the Trust in excess of the $2.30 per share purchase price. In April 1995, the proposer presented several alternatives to its previous proposal. One of those alternatives contemplated that the proposer would make a tender offer for 45% of the outstanding Beneficial Shares at a purchase price of $2.30 per share. The Trust would then exchange any untendered Beneficial Shares for preferred shares in the Trust that would be convertible into Beneficial Shares and redeemable, at the holder's option, four years after issuance at a price of $2.00 per share. The redemption price for the preferred shares would have been secured by a letter of credit. Another of the alternatives contemplated that the proposer would purchase newly issued Beneficial Shares from the Trust for $2.30 per share.
The shareholders could then elect to exchange their Beneficial Shares for either a cash payment of $2.30 per share or preferred shares in the Trust with the same terms as the immediately preceding proposal. Under this alternative, however, the proposer would not secure the redemption price of the preferred shares with a letter of credit.

     In May 1995, the proposer again revised its proposal, presenting three different variations with each variation having an alternate form in which the shareholders remaining after the proposed transaction could exchange their shares for redeemable preferred shares in the Trust. One of the variations contemplated that the Trust would sell newly issued Beneficial Shares constituting 40% of the outstanding shares after the sale to the proposer at a price of $3.23 per share. The proposer, however, also required that it receive options and bonuses equal to 15% of the value created in excess of the Trust's tangible net asset value at the time of the transaction. The Board of Trustees believed that this additional compensation to the proposer decreased the value of its proposal. The other two variations of the revised proposal concerned:
(i) the proposer making a tender offer for up to 40% of the outstanding Beneficial Shares at a purchase price of $2.88 per share, and (ii) the Trust making a self-tender for 40% of the outstanding Beneficial Shares at a purchase price of $3.50 per share and then selling an equal number of Beneficial Shares to the proposer at $2.35 per share. Each of the variations of the revised proposal remained subject to the performance of due diligence, the proposer's selection of a majority of the Board of Trustees, and the 15% promoted interest. On September 5, 1995, the proposer withdrew its proposal after the Trust failed to accept it.

     As discussed above, at the meeting on May 25, 1995, the Board of Trustees considered two other proposals to purchase newly issued Beneficial Shares. One of these proposals contemplated the purchase of newly issued Beneficial Shares constituting approximately 40% of the fully-diluted Beneficial Shares at a price of $2.75 per share in connection with a business plan for the Trust to engage in the single-family residential development business. The other proposal to purchase newly issued Beneficial Shares contemplated the purchase of newly issued Beneficial Shares constituting 39% of the fully-diluted Beneficial Shares at a price of $2.85 per share, although the group making this proposal lacked committed financing. This proposal was also subject to such group receiving a 15% promoted interest in the Trust. The business plan accompanying this proposal contemplated that the Trust would engage in commercial and residential real estate lending and distressed asset acquisitions.

     The Board of Trustees concluded that these two proposals and the proposal discussed above were not in the best interests of the Trust at that time. The Board of Trustees believed that the Trust should continue due diligence with respect to the two proposals to acquire an operating company discussed at the meeting. If further due diligence and negotiations indicated that the Trust would not acquire either of these companies, the Board of Trustee believed that the Trust should search for a purchaser with outstanding credentials whose leadership could facilitate the Trust's expansion through the acquisition of one or more operating companies. The Board of Trustees believed that such an expansion was the best way to increase the value of the Beneficial Shares.

     At the present time, LBI and its advisors are continuing to investigate and evaluate the active proposals and to solicit other proposals for investments in or business combinations with LBI. LBI has established no time schedule for accomplishing any transaction, nor can there be any assurance that such a transaction can be consummated. During this period, the Board of Trustees has authorized management to extend the maturities of a portion of its notes receivable portfolio through new note receivable originations, but LBI will not utilize any leverage in its investment activities.

PORTFOLIO REVIEW

     At June 30, 1995, the Trust's portfolio of funded investments of notes receivable and foreclosed real estate (excluding cash and cash equivalents) totaled $21.2 million in principal amount ($10.7 million net of reserves). There were no amounts to be advanced under any notes receivable at June 30, 1995, and at that date, all foreclosed real estate was classified as nonearning.

     At June 30, 1995, the Trust's portfolio of notes receivable aggregated $5.8 million, carried interest rates ranging from 8.5% to 10.5% on the outstanding balances, and had a weighted average yield on earning notes of 8.25% during the fiscal year. Notes classified as nonearning are notes on which the accrual of interest has been discontinued. At June 30, 1995, the Trust had no notes which were more than 90 days past due in interest but on which the Trust was continuing to accrue interest.

     At June 30, 1995, the Trust's nonearning assets aggregated $15.8 million ($5.3 million net of reserves) and consisted of: (i) $392,066 ($262,165 net of reserves) of notes with respect to which the

Trust had ceased to accrue interest; and (ii) $15.4 million ($5.0 million net of reserves) of investments in foreclosed real estate. The following table reflects the Trust's nonearning assets net of reserves by type of property and geographic location at June 30, 1995: NOTE C - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                            Texas       California        Total
                          ----------    ----------     ------------
Single-family residences  $        -    $  262,165     $    262,165
Single family lots           194,677     1,989,000        2,183,677
Land                       2,832,516             -        2,832,516
                          ----------    ----------     ------------
                          $3,027,193    $2,251,165     $  5,278,358
                          ==========    ==========     ============

     The Trust maintains an allowance for possible losses ("Reserves") on its investments in foreclosed real estate and notes receivable. At June 30, 1995, the allowance for possible losses maintained by the Trust totaled $10.5 million. During fiscal 1995, provisions totaling $3.2 million and charge-offs, net of recoveries, of $4.4 million were recorded in the allowance for possible losses. The Trust is dependent on the liquidation of the properties for the recovery of its investments in foreclosed real estate. All gains and losses realized on liquidation are credited or charged, as the case may be, to the allowance for possible losses on foreclosed real estate. See NOTE D - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

TERMINATION OF MANAGEMENT AGREEMENT

     The Trust was managed by Lomas Management, Inc. (LMI) since its inception in 1969 until February 28, 1995. LMI is a wholly owned subsidiary of Lomas Financial Corp. (LFC), the original sponsor of the Trust. Mr. Enloe was hired by the Trust as its full-time president and chief executive officer and the Trust's first direct employee in 1992. Under the management agreement in effect prior to July 1, 1992, whenever the Trust invested in any first mortgage construction or acquisition and development note recommended by LMI, LFC was required to participate, directly or through one or more of its subsidiaries. Subsequent management agreements made no provision for this required participation arrangement. On February 28, 1995, the Trust continued its movement toward self administration by terminating its management agreement with LMI and assuming all remaining operating and accounting responsibilities. Any remaining property management requirements on assets owned with LFC are provided for in the asset disposition agreement described below.

     Effective February 28, 1995, the Trust entered into an "Asset Disposition Agreement" with ST Lending, Inc. (STL), a wholly owned subsidiary of LFC, whereby the Trust and STL exchanged their respective ownership positions in a group of ten assets in order to achieve a separate and distinct ownership position. The Trust exchanged its 80% ownership in six assets with a net carrying value of approximately 1.2 million (net of reserves) for STL's 20% ownership in four assets with a net carrying value of approximately $1.2 million (net of reserves). All of the assets included in the exchange were real estate acquired by foreclosure and held for sale with the exception of one earning note receivable with a total outstanding balance of $32,583. No gain or loss was recognized as a result of this transaction. Therefore, at June 30, 1995, the Trust owned 100% of its foreclosed real estate and note receivable portfolio with the exception of one real estate asset that remains 80% owned by the Trust (the Trust's portion equals $1,164,000, net of reserves), and approximately 50% of a mortgage note receivable originated to construct houses in California (the Trust's portion equals $262,165, net of reserves). The Trust had no further funding obligation under this note at June 30, 1995, and expects to receive repayments out of the sale proceeds from the completed houses in sufficient amounts to retire this note during the next fiscal year.

     A group of approximately 14 receivables, which have no carrying value and relate primarily to deficiency notes obtained during the original foreclosure process or receivables obtained through remedial collection activities, remain 80% owned by the Trust and 20% owned by STL. The 14 receivables have face amounts which range in size from $9,875 to $6,235,294. However, these receivables have no carrying value because they are unsecured and collection is unlikely. The Asset Disposition Agreement stipulates that the Trust will pay STL 10% of its gross proceeds received, if any, in addition to STL's 20% ownership, from this pool of receivables in return for STL's asset administration. On or about March 1, 1996, STL will transfer its 20% ownership in any remaining receivables from this pool of assets to the Trust. No additional consideration will be paid to STL for transferring its 20% ownership to the Trust because these receivables have no fair market value. Should collection of any of these receivables occur during STL's period of administration, the Trust would record a recovery to the allowance for possible losses in the amount of its proceeds.

     Under the management agreement in effect prior to February 28, 1995 (the "Management Agreement"), LMI was entitled to basic compensation at an annual rate of 1% of the daily average book value of the Trust's Invested Assets (as defined in the Management Agreement) plus $81,000 per year for accounting services. During the fiscal year ended June 30, 1995, LMI received compensation of $157,907. Additionally, STL received compensation of $10,898 which represents 10% of the Trust's gross proceeds received on the portion of its portfolio described above.

     The foregoing descriptions of the Management Agreement and the Asset Disposition Agreement do not purport to be complete but are summaries of the material provisions thereof.

COMPETITION

     The Trust competes with commercial banks, savings and loan associations, mortgage bankers, and other financial institutions that lend money to builders and developers. Many of these institutions have greater capital, larger staffs and other resources that are not necessarily available to the Trust. LBI expects to focus on smaller loans and customers where LBI's service may be considered an advantage.

     In its ongoing efforts to liquidate its real estate investments, the Trust competes with commercial banks, savings and loan associations, mortgage bankers, the Resolution Trust Corporation, and other financial institutions that are seeking to sell their own portfolios of foreclosed real estate. The primary factors affecting competition are the value of the foreclosed real estate, the price at which the seller is willing to sell the asset, and the seller's ability and willingness to provide or arrange financing for the prospective buyer.

CERTAIN CUSTOMERS

     Revenue from RPI provided greater than 10% of total revenue for the fiscal year ended June 30, 1995, and consisted of: (i) interest totaling $448,576 on a note receivable collateralized by a pool of first mortgage loans and by Deeds of Trust on various real estate assets, (ii) the receipt of $500,000 as a settlement for early termination of a consulting arrangement originally expected to end on March 31, 1996, and (iii) dividend income totaling $35,055 on the RPI preferred stock held by LBI.

FEDERAL INCOME TAX/REIT STATUS

     The Trust filed its June 30, 1994, Form 10-K and September 30, 1994, Form 10-Q as a real estate investment trust (a "REIT") as defined in the Internal Revenue Code. Disclosures were made in those filings that there was some uncertainty as to whether the Trust qualified as a REIT for its fiscal years ended June 30, 1992, 1993, and 1994. In connection with the preparation of its fiscal 1994 tax return, the Trust concluded that it no longer qualified as a REIT effective the beginning of fiscal 1994 (July 1, 1993). Accordingly the Trust is subject to federal income tax on its taxable income. With the change in status to a taxable entity, the Trust adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Since there was no financial impact on the year ended June 30, 1994, and the quarter ended September 30, 1994, neither an amended Form 10-K nor Form 10-Q, respectively, have been filed to reflect the adoption of SFAS 109. See NOTE H
- - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. Also see "Transfer Restrictions" in Part II, Item 5.

EMPLOYEES

     On June 30, 1995, the Trust had two full-time and four part-time employees.


ITEM 2. PROPERTIES

     The Trust's operations are conducted primarily in Dallas, Texas. At June 30, 1995, the Trust's headquarters were located on properties owned by LFC. As of August 31, 1995, the Trust relocated in Dallas and leases its office space from an unrelated third party. The lease term is less than one year. See also the discussion of the Trust's foreclosed real estate under the heading "Portfolio Review" in ITEM 1. BUSINESS.


ITEM 3. LEGAL PROCEEDINGS

     The Trust is involved in routine litigation incidental to its business which, in the opinion of management, will not result in a material adverse impact on the Trust's financial condition, results of operations, or cash flows without regard for any possible insurance or third party reimbursement.


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

          Not applicable.

                                    PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER
        MATTERS

        The New York Stock Exchange trading symbol for Liberte Investors' Shares of Beneficial Interest is LBI. The approximate number of record holders of the Trust's Shares of Beneficial Interest at September 15, 1995, was 2,319. Depository companies held approximately 9,447,000 shares for an unknown number of beneficial owners on that date. During the last two fiscal years, the Trust has not paid any dividends and does not intend to pay dividends during fiscal 1996. The high and low per share prices during each quarter of the last two fiscal years have been:



                                  1995                    1994
                                  ----                    ----
Quarter Ended               High        Low         High        Low
- -------------               -----      -----        -----      -----
September 30                2          1-5/8        1-5/8      1
December 31                 1-7/8      1-1/2        1-7/8      5/8
March 31                    2          1-5/8        2-1/2      1-1/2
June 30                     2-1/4      1-1/2        2-1/8      1-3/8

TRANSFER RESTRICTIONS

     In order to avoid limitations on the use of the Trust's tax attributes, the Declaration of Trust as amended, generally prohibits the transfer of Shares to any Person who is a holder of 5% or more of the Shares or to any Person who would become a holder of 5% or more of the Shares after giving effect to the transfer, directly or by attribution. "Person" for this purpose is defined broadly to mean any individual, corporation, estate, debtor, association, company, partnership, joint venture or similar organization.

     If a transfer violates this prohibition, either (i) the Shares that were purported to be transferred in excess of the 5% limit will be deemed to remain the property of the initial transferor, or (ii) upon election by the Trust, such Shares shall be transferred to an agent designated by the Trust, who will sell them in an arm's-length transaction, the proceeds of such sale to be allocated to the purported transferee up to (x) the amount paid by such transferee for such Shares and (y) where the purported transfer was by gift inheritance or any similar transfer, the fair market value of such Shares at the time of the purported transfer.

     If the purported transferee has resold the Shares to an unrelated party in an arm's length transaction, the purported transferee will be deemed to have sold the Shares as an agent for the initial transferor, and will be required to transfer the proceeds of such sale to the agent designated by the Trust, except to the extent that the agent grants written permission to the purported transferee to retain a portion of the proceeds up to the amount that would have been payable to such transferee had the Shares been sold by the agent rather than by the purported transferee.

     The Declaration of Trust further provides that the Trust may require, as a condition to the registration of the transfer of any Shares, that the proposed transferee furnish to the Trust all information reasonably requested by the Trust with respect to the proposed transferee's direct or indirect ownership interests in Shares.

     The Board of Trustees of the Trust will have the power to approve transfers that would otherwise be prohibited under the foregoing provisions.

     New certificates evidencing ownership of Shares bear a conspicuous legend referencing the transfer restrictions and are held by the Trust's transfer agent for replacement of old certificates when submitted for transfer.


ITEM 6. SELECTED FINANCIAL DATA (in thousands, except per share amounts)

     On October 25, 1993, the Trust filed for protection under Chapter 11 of the United States Bankruptcy Code, and on April 7, 1994, the Trust emerged from bankruptcy. Results for 1995 are not comparable to previous years because of the bankruptcy. See NOTE E - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                 YEAR ENDED JUNE 30
                                ----------------------------------------------------
                                  1995      1994       1993       1992       1991
                                --------  ---------  ---------  ---------  ---------
Revenues                        $ 2,172   $ 10,019   $ 15,115   $ 19,763   $ 42,193
Interest expense                      -      7,673     16,295     20,515     36,537
Provision for possible losses     3,192      3,175     15,150     32,000     62,100
Loss before extraordinary item   (2,868)   (16,341)   (34,672)   (43,141)   (66,346)
Loss per share before
extraordinary item                (0.23)     (1.34)     (2.94)     (3.68)     (5.67)
Cash dividends declared
per share                             -          -          -          -          -




                                                     AT JUNE 30
                                ----------------------------------------------------
                                  1995      1994       1993       1992       1991
                                --------  ---------  ---------  ---------  ---------
Total assets                    $32,036   $ 36,316   $261,575   $337,527   $451,053
Shareholders' equity             31,620     34,914     63,591     98,333    141,309
Debt                                  -          -    187,725    234,057    303,223

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        On October 25, 1993, the Trust filed for protection under Chapter 11 of the United States Bankruptcy Code, and on April 7, 1994, the Trust emerged from bankruptcy. Results for 1995 are not comparable to 1994 and 1993 because of the bankruptcy. See NOTE E - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     1995 Compared to 1994. The Trust's net loss was $2.9 million in fiscal 1995 compared to a $29.3 million loss in fiscal 1994. Contributing to the smaller loss were the following factors that occurred in connection with the Trust's emergence from bankruptcy: (i) an increase in consulting fee income from RPI; (ii) the elimination of interest expense; (iii) the elimination of reorganization items; (iv) the elimination of debt restructure costs; (v) reductions in legal fees and foreclosed real estate expenses related to the smaller size of the loan and foreclosed real estate portfolios; and (vi) a substantial reduction in the Trust's cost of directors and officers insurance. These factors were partially offset by a decrease in note receivable interest and a decrease in foreclosed real estate income.

     Income on notes receivable decreased from $5.7 million in fiscal 1994 to $.7 million in fiscal 1995. The $5.0 million decrease was the result of a significant decrease in average earning notes which was partially offset by an increase in yield. Average earning notes declined from $74 million with a yield of 7.77% in fiscal 1994 to $8 million with a yield of 8.25% in fiscal 1995.

     Nonearning notes averaged $276,000 for fiscal 1995 compared to $19.7 million for fiscal 1994. Assuming that the yield on these notes would have been the same as the yield on earning notes had they been on earning status, income on notes receivable would have been $23,000 higher than reported in fiscal 1995 and $1.5 million higher in fiscal 1994. The Trust's efforts to reduce nonearning assets continues.

     At June 30, 1995, the Trust's portfolio of funded investments of notes receivable and foreclosed real estate (excluding cash and cash equivalents) totaled $21.2 million in principal amount, compared to $37.3 million at June 30, 1994. Funded earning investments decreased from $11.9 million at the end of fiscal 1994 to $5.4 million at the end of fiscal 1995. There were no amounts to be advanced under any notes receivable at June 30, 1995, and at that date, all foreclosed real estate was classified as nonearning.

     At June 30, 1995, the Trust's portfolio of notes receivable aggregated $5.8 million compared to $12.1 million at June 30, 1994. The interest rates on the notes at June 30, 1995, ranged from 8.5% to 10.5% on the outstanding balances. The weighted average yield on the Trust's earning notes was 8.25% and 7.77% during the fiscal years ended June 30, 1995, and June 30, 1994, respectively. Notes classified as nonearning are notes on which the accrual of interest has been discontinued.

At June 30, 1995, and 1994, the Trust had no notes which were more than 90 days past due in interest but on which the Trust was continuing to accrue interest.

     At June 30, 1995, the Trust's nonearning assets aggregated $15.8 million, which consisted of: (i) $392,066 (or 1.2% of total assets) of notes with respect to which the Trust had ceased to accrue interest; and (ii) $15.4 million (or 48.0% of total assets) of investments in foreclosed real estate.
At June 30, 1994, the Trust's nonearning assets aggregated $25.5 million, which consisted of: (i) $272,308 (or 0.8% of total assets) of notes with respect to which the Trust had ceased to accrue interest and (ii) $25.2 million (or 69.4% of total assets) of investments in foreclosed real estate.

     In addition to notes made to facilitate the sale of foreclosed real estate, one new note was produced during fiscal 1995.

     Income on foreclosed real estate was eliminated in fiscal 1995 as a result of the sale or transfer of all remaining operating real estate during the fourth quarter of fiscal 1994.

     Income from temporary investments increased $683,000 to $892,000 in fiscal 1995 principally as a result of the Trust's increase in cash and cash equivalents to $20.6 million at June 30, 1995, from $9.8 million at June 30, 1994. The increase is principally a result of the collection of notes receivable and the sale of foreclosed real estate.

     Consulting fee and other revenue began in the fourth quarter of fiscal 1994 in connection with an agreement with RPI. The consulting agreement called for the Trust to receive $87,500 of consulting fee income per quarter until March 31, 1996. The Trust agreed to discontinue the consulting arrangement in exchange for a payment of $500,000 in lieu of the $525,000 that would have been received ratably over the next six calendar quarters.

     The Trust's indebtedness and corresponding interest expense was eliminated upon emergence from bankruptcy on April 7, 1994.

     The provision for possible losses was $3.2 million in fiscal 1995 and fiscal 1994. The allowance for possible losses was $10.5 million at June 30, 1995, compared to $11.7 million at June 30, 1994. While the Trust believes the allowance for possible losses is adequate at June 30, 1995, management will periodically review its portfolio using current information to make the estimates and assumptions that are used to determine the adequacy of the allowance for note losses and the valuation of the real estate acquired in connection with foreclosures or in satisfaction of notes. Current information includes, but is not limited to; (i) the financial strength of the borrowers,
(ii) general economic factors affecting the area where the property or collateral is located, (iii) recent sales activity and asking prices for comparable properties, and (iv) costs that may be associated with sales and/or development that would serve to lower expected proceeds from the disposal of the real estate.

     A $1.1 million and $1.2 million reversal to the allowance for possible losses on notes receivable occurred in fiscal 1995 and fiscal 1994, respectively, as a result of the substantial reduction in the Trust's portfolio of notes receivable. The Trust's reduction in notes receivable in 1995 involved the foreclosure of a $4.8 million note secured by an operating retail shopping center which was promptly sold for cash during the second quarter of fiscal 1995. During Fiscal 1994, the Trust transferred the majority of its notes receivable to RPI in connection with the emergence from bankruptcy on April 7, 1994. These reversals partially offset the provision for losses on the Trust's portfolio of foreclosed real estate.

     The provision for possible losses on foreclosed real estate was $4.3 million in fiscal 1995 compared to $4.4 million in fiscal 1994. The allowance for possible losses on foreclosed real estate was $10.4 million at June 30, 1995, compared to $10.1 million at June 30, 1994. The $4.3 million provision for possible losses on foreclosed real estate in fiscal 1995 resulted from increases in the estimates of possible losses on foreclosed real estate held for sale. A large portion of the Trust's remaining foreclosed real estate is in the form of land which is inherently illiquid and/or in geographic locations where real estate markets for this type of property remain depressed. For instance, the Trust increased the allowance for possible losses by approximately $2.3 million in connection with its position in 97 residential lots developed for single family house construction in Murrieta, California.
The Trust has been unsuccessful in liquidating its position as the California real estate markets continue to decline from the effects of jobs and households that continue to leave the state. Furthermore, the costs involved to acquire permits to build on these lots continue to escalate, thereby contributing to the decline in fair market value and the number of potential buyers. The Trust increased the allowance during the second quarter of this year based on a contingent sales contract which failed to close and was withdrawn in March 1995. The Trust further increased its allowance in the third quarter related to discussions held with other potential purchasers of the property. Although no contract for sale has been accepted at June 30, 1995, discussions are being held with multiple potential purchasers for prices approaching the Trust's carrying value.

     The Trust has a similar position in 55 lots in Fontana, California where there has been little sales activity due to similar economic conditions and the lack of demand for building lots located so far from the nearest metropolitan area. The Trust increased the allowance for possible loss by approximately $0.9 million on the 55 lots based on asking prices of similar properties and relationship of the lot price to the total price of a typical home that might be built on these lots. There is no current offer pending on this property.

     The Trust increased the allowance for possible losses by approximately $1.1 million related to two tracts of undeveloped land totaling approximately 573 acres near San Antonio, Texas. The Trust recently lost a potential sale of a portion of this property based on price negotiations and the large size of the tract. The San Antonio area real estate markets are affected by the growth and/or reduction of the size of the United States military because the area is served by several military bases. Continuing discussions related to budget cuts for the military as well as the closure of some military bases have hurt demand for the Trust's land in San Antonio. As a result, the Trust determined that a reduction in the asking price of the property as well as an increase in the time needed to sell the land was necessary.

     Salaries and related expenses decreased $1.1 million to $619,000 in fiscal 1995 compared to $1.7 million in fiscal 1994. Severance pay expenses primarily related to Mr. Enloe's employment contract were $99,000 in fiscal 1995 compared to $519,000 in fiscal 1994. Bonus and stock compensation expenses included a reversal (credit) of $60,000 in fiscal 1995 compared to an expense of $704,000 in fiscal 1994.

     General and administrative expenses decreased $740,000 to $402,000 in fiscal 1995. The principal expense reduction in 1995 resulted from reduced premium for the trustees and officers insurance coverages. The premium decreased in fiscal 1995 as a result of the substantial decrease in the Trust's assets and the reduction of the number of trustees and officers following the emergence from bankruptcy on April 7, 1994.

     Legal, audit and advisory fees, foreclosed real estate expenses, and management fee expenses all have a significant correlation to the size of the Trust's investment portfolio and as a result, these expenses were substantially reduced following the transfer of approximately 85% of the Trust's assets to RPI in connection with the emergence from bankruptcy.

     Trustee fees and expenses were reduced to $61,000 in fiscal 1995 from $249,000 in fiscal 1994 principally as a result of reducing the number of trustees from nine to three upon emergence from bankruptcy. The Trustees also agreed to reduce their fee compensation by 50% to $10,800 per year (not including meeting fees).

     The following expenses incurred in fiscal 1994 were related to restructuring efforts which culminated the bankruptcy filing; (i) debt restructuring of $2.1 million; (ii) reorganization items of

$5.2 million; and (iii) an extraordinary item of $12.9 million. No such expenses were incurred in fiscal 1995. See NOTE E - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     1994 Compared to 1993. The Trust's net loss was $29.3 million in fiscal 1994 compared to a $34.7 million loss in fiscal 1993. Contributing to the smaller loss were the following factors: (i) a decrease in the provision for possible losses; (ii) a decrease in interest expense; (iii) an increase in foreclosed real estate income and (iv) a decrease in debt restructure costs. These factors were partially offset by a decrease in note receivable interest, an increase in reorganization expense items and extraordinary losses due to the bankruptcy filing and transfer of assets and liabilities to RPI in connection with the Plan of Reorganization.

     Income on notes receivable decreased from $11.3 million in fiscal 1993 to $5.7 million in fiscal 1994. Of the $5.6 million decrease, substantially all was the result of a decrease in average earning notes. Average earning notes declined from $146 million with a yield of 7.71% in fiscal 1993 to $74 million with a yield of 7.77% in fiscal 1994.

     Average nonearning notes for fiscal 1994 totaled $19.7 million compared to $21.3 million for fiscal 1993. Assuming that the yield on these notes would have been the same as the yield on earning notes had they been on earning status, income on notes receivable would have been $1.5 million higher than reported in fiscal 1994 and $1.6 million higher in fiscal 1993.

     There was no new note production in fiscal 1994 or fiscal 1993 other than notes made to facilitate the sale of foreclosed real estate.

     Income on foreclosed real estate increased from $3.6 million in fiscal 1993 to $4.0 million in fiscal 1994 primarily because several projects changed from nonearning to earning status during the third quarter of fiscal 1993. Foreclosed real estate is classified as earning if the net cash flow on the individual property is projected to exceed the Trust's average cost of funds during the succeeding twelve months. See NOTE A - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     Interest expense decreased from $16.3 million in fiscal 1993 to $7.7 million in fiscal 1994. Of the $8.6 million decrease, $5.5 million was the result of a decrease in average debt outstanding and $3.1 million was the result of a decrease in the average cost of debt. Average debt outstanding declined from $213.6 million with an average cost of 7.63% in fiscal 1993 to $140.8 million with an average cost of 5.45% in fiscal 1994. The average cost of debt decreased in fiscal 1994 as a result of the Trust ceasing to accrue interest on the Subordinated Notes on October 25, 1993. This was partially offset by the expiration of an interest rate swap, which had resulted in a reduction of interest expense, and the increase in the rate on the Trust's senior debt to the default rate of prime or the corporate base rate plus 200 basis points for the period beginning May 16, 1993, until the Trust filed its Chapter 11 petition on October 25, 1993. Average cost of debt for these purposes includes bank fees and other rate adjustments such as the net effect of the interest rate swap. This swap produced a reduction of interest costs of $1,253,000 in fiscal 1993.

     The provision for possible losses was $3.2 million in fiscal 1994 compared to $15.2 million in fiscal 1993. The allowance for possible losses was $11.7 million at June 30, 1994, compared to $53.9 million at June 30, 1993.

     The provision for possible losses on notes receivable was a reversal of $1.2 million in fiscal 1994 compared to $1.3 million in fiscal 1993. The allowance for possible losses on notes receivable was $1.6 million at June 30, 1994, compared to $17.7 million at June 30, 1993. The decrease in the provision and allowance for possible losses on notes receivable in fiscal
1994 compared to fiscal 1993 includes the impact of a smaller note receivable portfolio during fiscal 1994 and smaller net charge-offs in fiscal 1994 compared to fiscal 1993.

     The provision for possible losses on foreclosed real estate was $4.4 million in fiscal 1994 compared to $13.9 million in fiscal 1993. The allowance for possible losses on foreclosed real estate was $10.1 million at June 30, 1994, compared to $36.2 million at June 30, 1993. At June 30, 1994, foreclosed real estate totaled $25.2 million compared to $164.4 million at June 30, 1993. Any loss incurred upon foreclosure of collateral underlying a note is charged to the allowance for possible losses on notes receivable.

     The $13.9 million provision for possible losses on foreclosed real estate in fiscal 1993 results primarily from a provision of approximately $2.4 million related to the adoption of Statement of Position 92-3 as discussed below and increases in the estimates of losses on disposition of foreclosed real estate, which are based primarily on updated property valuations which reflect real estate sales, the inability of the Trust to meet previous marketing plans for disposal of foreclosed real estate, and the unavailability of real estate financing for potential buyers.

     Salary and related expenses increased $970,000 to $1.7 million in fiscal 1994 from $756,000 in fiscal 1993. Salary increases were immaterial while compensation expense related to bonuses and stock option grants increased $448,000. The Trust also established a liability for the expected termination of Mr. Enloe's employment agreement in the amount of $481,000.

     General and administrative expenses decreased $347,000 to $1.1 million in fiscal 1994 compared to $1.5 million in fiscal 1993. The decrease was related to reduction in: (i) shareholders related expenses of $144,000; (ii) travel and lodging expenses of $118,000; (iii) corporate insurance premiums of $30,000; and (iv) other miscellaneous expenses of $55,000.

     Management fees totaled $1.8 million in fiscal 1994, compared to $2.9 million in fiscal 1993. The decrease is a result of the decrease in the Trust's portfolio of invested assets. The decrease in legal and audit and advisory expenses from fiscal 1993 to fiscal 1994 was primarily a result of a decrease in legal fees related to the Trust's troubled assets and its senior credit agreements.

     Operating expenses included debt restructure costs of $7.4 million in fiscal 1993 and $2.1 million in fiscal 1994. The fees incurred in fiscal 1993 were related to a possible restructuring with financing to have been provided by a third party, a possible exchange of the subordinated notes for equity in the Trust, and an agreement whereby the subordinated noteholders would exchange their debt for equity in a new company that was expected to hold most of the Trust's assets. Debt restructure costs in fiscal 1994 were incurred from July through October 25, 1993, when the Trust filed a voluntary petition for reorganization under Chapter 11.

     Reorganization items netting $5.2 million in fiscal 1994 include amounts incurred while the Trust was in Chapter 11 for legal and financial advisors and consulting fees for the Trust and certain representatives of the Trust's subordinated noteholders, senior debt holders and shareholders.

     The extraordinary item totaling $12.9 million represents the difference between $212.1 million of assets and $199.2 million in liabilities that were transferred by the Trust to RPI upon its emergence from Chapter 11. See NOTE E
- - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     In fiscal 1993 the Trust adopted The American Institute of Certified Public Accountants' Statement of Position 92-3, "Accounting for Foreclosed Assets" ("SOP 92-3"). SOP 92-3 requires foreclosed assets held for the sale to be carried at the lower of (a) fair value less estimated costs to sell or (b) cost. Fair value was determined by discounting expected cash flows using a risk-adjusted interest rate. Prior to adopting SOP 92-3, the Trust carried its foreclosed assets held for sale at the lower of (a) net realizable value or (b) cost. Net realizable value was determined using the Trust's cost-of-funds rate. The adoption of this statement had an adverse effect on the Trust's balance sheet and statement of operations of $2.4 million during fiscal 1993 because the Trust's cost-of-funds rate was less than the risk-adjusted discount rate required to be used under SOP 92-3.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to its emergence from Chapter 11, the Trust faced substantial liquidity problems due to reduced cash flows from operating and investing activities, the required substitution of bank financing for commercial paper financing, and its inability to borrow additional funds under its bank credit facilities. Following its emergence from Chapter 11, the Trust no longer has liquidity problems and has concentrated its efforts on liquidating its real estate investments for cash and notes. The Trust's principal funding requirements are now operating expenses including legal, audit, and advisory expenses in connection with potential acquisition candidates. The Trust anticipates that its primary sources of funding these disbursements will be its collections on notes receivable, proceeds from the sale of foreclosed property, and income on cash investments.

     Operating activities for fiscal 1995 used $0.5 million of cash compared to $5.6 million in fiscal 1994 and $14.6 million in fiscal 1993. The table below reflects cash flow from operating activities (in millions):


                                          Year Ended June 30
                                       ------------------------
                                        1995    1994     1993
                                       ------  -------  -------
Total income                           $ 2.2   $ 10.0   $ 15.1
Interest expense                           -     (7.7)   (16.3)
                                       -----   ------   ------
Net interest margin                      2.2      2.3     (1.2)
Operating expenses                      (1.8)   (10.3)   (18.3)
Net change in other receivables,
  assets and liabilities                (0.9)     7.6      4.9
Reorganization items                       -     (5.2)       -
                                       -----   ------   ------
Net cash used by operating activities  $(0.5)  $ (5.6)  $(14.6)
                                       =====   ======   ======

     Net cash provided by investing activities for fiscal 1995 was $12.4 million compared to $44.6 million in fiscal 1994 and $52.3 million in fiscal 1993. The table below reflects the impact of the contraction of the Trust's note receivable portfolio on cash flow from investing activities (in millions):



                                                        Year Ended June 30
                                                      ----------------------
                                                       1995    1994    1993
                                                      ------  ------  ------
Collections on mortgage loans                         $ 1.4   $28.8   $36.3
Collections on RPI note receivable                      0.6       -       -
Advances on mortgage loans                             (0.3)   (0.3)   (1.8)
Sales of foreclosed real estate                        10.3    13.4    23.4
Net sales (purchases) of restricted cash investments    0.6     4.7    (3.2)
Expenditures on foreclosed real estate                 (0.2)   (2.0)   (2.4)
                                                      -----   -----   -----
Net cash provided by investing activities             $12.4   $44.6   $52.3
                                                      =====   =====   =====

     The Trust is a debt-free organization with a significant proportion of its assets consisting of highly liquid investments and is currently exploring acquisition opportunities in addition to growth in its notes-receivable portfolio.


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See ITEM 14 for a listing of the consolidated financial statements filed with this report. The response to this item is submitted in a separate section of this report.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

TRUSTEES

     The Board of Trustees is divided into three classes, with each class elected to serve a three year term. Mr. Edward W. Rose, III is the Class I Trustee, Mr. Gene H. Bishop is the Class II Trustee, and Mr. Robert Ted Enloe, III, is the Class III Trustee. The terms of Messrs. Rose and Bishop expire at this year's annual meeting. Mr. Rose's term would have expired last year except that Liberte Investors (the "Trust") did not hold an annual meeting in 1994. Mr. Enloe's term as a trustee expires at next year's annual meeting.
The current trustees of the Trust were trustees prior to the Trust's bankruptcy proceedings and were named as trustees in the Fifth Amendment to the Declaration of Trust, which became effective in connection with the Trust's emergence from such proceedings in April 1994. The Board of Trustees has formed two standing committees, an audit committee and a compensation committee (the "Compensation Committee").

     The following table sets forth certain information concerning the trustees.


                                                         POSITIONS WITH THE
                            TRUSTEE                       TRUST/ COMMITTEE
        NAME           AGE   CLASS   YEAR TERM EXPIRES       MEMBERSHIPS
- ---------------------  ---  -------  -----------------  ----------------------
Edward W. Rose, III    54      I          1995          Audit and Compensation
                                                        Committees
Gene H. Bishop         65     II          1995          Audit and Compensation
                                                        Committees
Robert Ted Enloe, III  56     III         1996          President and Chief
                                                        Executive Officer

     MR. ROSE. Edward W. Rose, III has served as a trustee since April 1992. From February 1974 Mr. Rose has been the President and sole shareholder of Cardinal Investment Company, Inc. From November 1985 Mr. Rose has also been the sole proprietor of Cardinal Portfolio Company, an investment management firm that is the general partner of Willowwood Partners, L.P. ("Willowwood"), which is a principal shareholder of the Trust. In addition, from April 1989 Mr. Rose has been the Co-Managing General Partner of the partnership that owns the Texas Rangers, a major league baseball team. Mr. Rose is the Chairman of Drew Industries, Inc., a manufacturing conglomerate, and Leslie Building Products Inc., a building products manufacturer, and a director of Ace Cash Express, Inc., a check cashing company, and DF&R Restaurants, Inc., a restaurant company.

     MR. BISHOP. Gene H. Bishop has served as a trustee since the Trust's formation in June 1969. From November 1991 until his retirement in October 1994, Mr. Bishop served as the Chairman and Chief Executive Officer of Life Partners Group, Inc., a life insurance holding company. From October 1990 to October 1991, Mr. Bishop was the Vice Chairman and Chief Financial Officer of Lomas Financial Corporation ("Lomas Financial"), a financial services company and the original sponsor of the Trust. From March 1975 to July 1990, Mr. Bishop was Chairman and Chief Executive Officer of MCorp, a bank holding company. Lomas Financial emerged from bankruptcy proceedings in January 1992 and MCorp emerged from bankruptcy proceedings in July 1994. Mr. Bishop is a director of Drew Industries, Inc., First USA, Inc., a credit card company, Life Partners Group, Inc., Southwest Airlines Co., a passenger airline, and Southwestern Public Service Company, an electric utility.

     MR. ENLOE. Robert Ted Enloe, III has served as a trustee since October 1970. Mr. Enloe has also served as the Trust's President since March 1975 and as its Chief Executive Officer since April 1992. From March 1975 until August 1991 Mr. Enloe was the President and a director of Lomas Financial. The Trust emerged from bankruptcy proceedings in April 1994 and Lomas Financial emerged from bankruptcy proceedings in January 1992. Mr. Enloe is a director of Compaq Computer Corporation, a manufacturer of personal computers and servers, Epikon, Inc., a developer of nuclear magnetic imaging equipment, Leggett & Platt, Inc., a diversified manufacturer of foam, plastic, steel, and wire components for the automotive, home furnishings, and office equipment industries, LNH REIT, Inc., a real estate investment trust that owns commercial real property and mortgage notes on such property, and SIXX Holdings, Incorporated, a restaurant company that operates the Patrizio Italian restaurants in Dallas, Texas.

EXECUTIVE OFFICERS

     The following table sets forth the current executive officers of the Trust. Each executive officer serves at the pleasure of the Board of Trustees.

        NAME           AGE                        POSITION
- ---------------------  ---  ----------------------------------------------------
Robert Ted Enloe, III  56   President, Chief Executive Officer, and Trustee
Bradley S. Buttermore  39   Senior Vice President, Treasurer, and Secretary

The business experience of Mr. Enloe is described above.

     MR. BUTTERMORE. Bradley S. Buttermore has served as Senior Vice President, Treasurer, and Secretary of the Trust since January 1995. Mr. Buttermore served as Senior Vice President of Finance with Lomas Management, Inc., the former manager of the Trust ("Lomas Management"), from December 1988 to June 1994. Concurrent with his service to Lomas Management, Mr. Buttermore served as Senior Vice President and Treasurer of the Trust. Mr. Buttermore served as Senior Vice President--Control with Lomas Financial from March 1983 to December 1988, and prior to March 1983 held various accounting and finance positions with Advance Mortgage Company, LTD, Chrysler Motors Corporation, and CIT Financial Services, Inc. The Trust emerged from bankruptcy proceedings in April 1994 and Lomas Financial emerged from bankruptcy proceedings in January 1992.

SECTION 16(A)

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Trust's trustees, executive officers, and holders of more than 10% of its shares of beneficial interest (collectively, "Insiders") to file with the Securities and Exchange Commission (the "Commission") and the New York Stock Exchange initial reports of ownership of shares of beneficial interest in the Trust (the "Shares") and reports of changes in such ownership. The Commission's rules require such Insiders to furnish the Trust with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to the Trust and written representations that no other reports were required with respect to the year ended June 30, 1995, the Trust believes that its Insiders have complied with all applicable Section 16(a) filing requirements for such year on a timely basis, except that FMR Corp. ("FMR") did not file an Initial Statement of Beneficial Ownership of Securities on Form 3 and FMR and Mr. Edward C. Johnson 3d did not file an Annual Statement of Beneficial Ownership of Securities on Form 5 or make a written representation that they were not required to file a Form 5.

ITEM 11. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to compensation paid or accrued by the Trust during the years ended June 30, 1995, 1994, and 1993, to the Trust's Chief Executive Officer, Mr. Enloe. As no other executive officer of the Trust earned more than $100,000 during those years, the table does not include any other individuals.

                                                             LONG-TERM
                                          ANNUAL            COMPENSATION/
                                        COMPENSATION         SECURITIES        UNDERLYING     ALL OTHER
                                          SALARY               BONUS            OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR          ($)                 ($)               (#)           ($)
- ---------------------------   ----     -----------         -------------      -----------   ------------
Robert Ted Enloe, III,        1995       396,671                ---                ---        499,893(1)
President and Chief           1994       435,400              361,590              ---         26,600(2)
Executive Officer             1993       408,333                ---              650,000(3)    26,600(2)

(1) This amount is comprised of: (i) a severance payment of $472,679 paid in connection with the non-renewal of Mr. Enloe's employment agreement, (ii) fees for service as a trustee of $16,700, and (iii) term life insurance premiums of $10,514.

(2)  This amount was for service as a trustee.

(3) The Trust granted Mr. Enloe options to purchase 250,000 Shares in January 1993 and options to purchase 400,000 Shares in May 1993. In August 1993 the Board of Trustees accelerated the vesting of these options and in October 1993 Mr. Enloe exercised them. See Item 13, entitled "Certain Relationships and Related Transactions--Promissory Note from Mr. Enloe."

EMPLOYMENT AGREEMENT

     In January 1993, the Trust entered into an employment agreement with Mr. Enloe that paid him a minimum base salary of $420,000, subject to annual increases of 5%, and annual incentive compensation in such amounts as the Board of Trustees determined. The agreement provided for annual one-year extensions following February 28, 1994, unless either the Trust or Mr. Enloe notified the other of a desire not to extend the agreement. If Mr. Enloe's employment terminated because of his death, disability, resignation for good reason, or failure of the Trust to extend the employment agreement, or if the Trust terminated Mr. Enloe without cause, the agreement provided that the Trust would pay Mr. Enloe a lump-sum severance payment equal to the amount of his annual base salary. In addition, the Trust would continue to provide retirement and other benefits to Mr. Enloe for the first year after termination, except in the case of termination for cause.

     During the past fiscal year, the Board of Trustees decided not to extend Mr. Enloe's employment agreement. The Trust paid Mr. Enloe the $472,679 in severance benefits provided for under the agreement. The Board of Trustees and Mr. Enloe agreed that Mr. Enloe would remain as the President and Chief Executive Officer of the Trust, but that Mr. Enloe would only be required to devote a portion of his time to the business affairs of the Trust.
Accordingly, in addition to his duties as President and Chief Executive Officer of the Trust, Mr. Enloe may pursue other business opportunities. Mr. Enloe's current annual salary is $120,000 per year.

ABANDONED STOCK OPTION PLAN

     In contemplation of implementing the new business plan, in February 1995 the Board of Trustees adopted a stock option plan and the Compensation Committee granted Messrs. Enloe and Buttermore options to purchase Shares pursuant to it. The adoption of the stock option plan and the granting of the options, however, were subject to the shareholders approving the stock option plan within one year. As the Special Committee decided not to implement the business plan as discussed above, the rationale for the stock option plan and these options ceased. Accordingly, the Compensation Committee and Messrs. Enloe and Buttermore agreed that the Trust would not seek shareholder approval of the stock option plan and the Trust has abandoned it. Messrs. Enloe and Buttermore have surrendered any claim to the options granted to them under the stock option plan. Any references in other parts of this Form 10-K, including the financial statements, to the stock option plan and the options granted under it should be considered in light of this development.

TRUSTEE COMPENSATION

     The Trust currently pays each trustee a monthly retainer of $900 and $500 for each meeting attended. In addition, the Trust reimburses each trustee for his travel and related expenses when attending meetings or otherwise performing services on behalf of the Trust. The Trust has also adopted a retirement plan for trustees who attain the age of 75 during their term of office or who attain the age of 65 during their term of office and have served as a trustee for at least 15 years. Pursuant to this retirement plan, a retiring trustee serves as a trustee emeritus for the year immediately after his retirement and receives compensation equal to the other trustees for such service. For the four years immediately following service as a trustee emeritus, the Trust will then pay the retired trustee an annual retirement benefit of $18,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Bishop and Rose, neither of which was an employee or officer of the Trust or any of its subsidiaries during the year ended June 30, 1995. Mr. Bishop, however, was formerly an officer of the Trust. As described below, Mr. Rose is the beneficial owner of more than 5% of the Shares. The Compensation Committee reviews and approves the salaries and other compensation that the Trust pays to its executive officers.


ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

     The following table sets forth the persons and groups who beneficially owned more than 5% of the outstanding Shares as of October 20, 1995. The Trust compiled this information from the Schedules 13D filed with the Trust. Unless otherwise indicated, these persons and groups possess sole voting and investment power with respect to the Shares that they beneficially own.

NAME AND ADDRESS OF BENEFICIAL   NUMBER OF SHARES        PERCENTAGE OF
OWNER                            BENEFICIALLY OWNED      OUTSTANDING SHARES
- ------------------------------   ------------------      ------------------
Mr. Edward C. Johnson 3d              1,242,300(1)            10.22%
FMR Corp.
82 Devonshire Street
Boston, Massachusetts  02109

Mr. Edward W. Rose, III               1,097,700(2)             9.03%
Willowwood Partners, L.P.
500 Crescent Court, Suite 250
Dallas, Texas  75201
                                        759,000(3)             6.25%
Mr. Robert Ted Enloe, III
600 N. Pearl St., Suite 420
Dallas, Texas  75201

Mr. Jeffrey S. Halis                    617,400(4)             5.08%
Halo Capital Partners, L.P.
500 Park Avenue, Fifth Floor
New York, New York  10022

(1)  FMR is a holding company.  FMR owns Fidelity Management & Research
     Company ("Fidelity Research"), which serves as an investment advisor to various investment companies and other limited groups of investors (collectively, the "Fidelity Funds"). FMR also owns Fidelity Management Trust Company ("Fidelity Management"), a bank acting as managing agent or trustee for various private investment accounts and as an investment advisor to certain funds offered to limited groups of investors (collectively, the "Accounts"). FMR beneficially owns: (i) 800,000 Shares that Fidelity Research beneficially owns as the investment advisor to the Fidelity Funds, and (ii) 442,300 Shares that Fidelity Management beneficially owns as managing agent for the Accounts. Mr. Edward C. Johnson 3d is the Chairman of FMR and owner of 24.9% of FMR's voting stock. Mr. Johnson may therefore beneficially own the Shares that FMR beneficially owns, although he disclaims such ownership. FMR, Fidelity Research, and Fidelity Management also disclaim ownership of the Shares owned by other corporations. FMR has reported sole voting power with respect to the 442,300 Shares beneficially owned through Fidelity Management and sole dispositive power with respect to all 1,242,300 Shares.

(2) Willowwood owns 1,097,700 Shares. As Mr. Rose is the owner of Cardinal Portfolio Company, the general partner of Willowwood, he is also considered the beneficial owner of the Shares that Willowwood owns. The limited partners of Willowwood include the Rebecca/Elizabeth Trust, a trust established for certain members of Mr. Enloe's family. Mr. Rose is the trustee of this trust, but disclaims any beneficial ownership with respect to the Shares that Willowwood owns. Willowwood and Mr. Rose share voting and investment power over these Shares. In addition, several individuals joined in the filing of the Schedule 13D filed by Willowwood and Mr. Rose, although these individuals disclaimed beneficial ownership
     of the 1,097,700 Shares.   These individuals and the number of Shares that
     they own are: (i) Mr. Marshall B. Payne, an officer of an affiliate of Cardinal Portfolio Company--36,400 Shares, (ii) Mrs. Evelyn P. Rose, the wife of Mr. Rose, as the trustee of the trusts described below--20,000 Shares, (iii) Lela Helen Rose Trust--10,000 Shares, and (iv) William Edward Rose Trust--10,000 Shares. Mrs. Rose and the trusts share voting and investment power over the Shares that the trusts own.

(3) Mr. Enloe owns 757,000 Shares and claims beneficial ownership of an additional 2,000 Shares owned by his wife. Mr. Enloe possesses sole voting and investment power over all 759,000 Shares except that Mr. Enloe shares investment power over the 2,000 Shares owned by his wife and lacks voting power with respect to them. These Shares include: (i) 69,000 of the 100,000 Shares that the Trust granted to Mr. Enloe in June 1992, Mr. Enloe subsequently transferred 31,000 of the 100,000 Shares back to the Trust for federal income tax withholding purposes, and (ii) 650,000 Shares purchased pursuant to the exercise of options in October 1993, the Trust had granted Mr. Enloe options to purchase 250,000 Shares in January 1993 and options to purchase 400,000 Shares in May 1993. Mr. Enloe has pledged these 650,000 Shares as security for the promissory note that he delivered to the Trust in partial payment for the aggregate exercise price for these options.
     In addition, Mr. Enloe holds 38,000 Shares in a Keogh Plan. See Item 13, entitled "Certain Relationships and Related Transactions--Promissory Note from Mr. Enloe."

(4) Mr. Jeffrey S. Halis is a general partner of Halo Capital Partners, L.P. ("Halo Capital") and therefore beneficially owns any Shares that it owns. Halo Capital, in turn, is the sole general partner of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., and therefore beneficially owns the 548,500 Shares and 68,900 Shares that they respectively own. Pursuant to an agreement, Mr. Halis possesses sole voting and investment power over these Shares.

TRUSTEES AND EXECUTIVE OFFICERS

     The following table sets forth the number of Shares beneficially owned as of October 20, 1995, by each trustee and executive officer of the Trust, and all trustees and executive officers of the Trust as a group. The Trust obtained this information from its trustees and executive officers. Unless otherwise indicated, these individuals possess sole voting and investment power with respect to the Shares that they beneficially own.


                            NUMBER OF SHARES           PERCENTAGE OF
       NAME                 BENEFICIALLY OWNED         OUTSTANDING SHARES
- -----------------------     -------------------------  ------------------
Gene H. Bishop                     150,000                   1.23%

Bradley S. Buttermore                2,800                     *

Robert Ted Enloe, III              759,000(1)                6.25%

Edward W. Rose, III              1,097,700(1)                9.03%

All trustees and
executive officers as a
group (4 individuals)            2,009,500                  16.53%

*Less than 1%.

(1) The ownership of Shares by Messrs. Enloe and Rose is described above under the section entitled "Principal Shareholders."

RESTRICTIONS ON THE TRANSFER OF SHARES

     The Declaration of Trust contains certain restrictions upon the transfer of Shares to preserve the Trust's net operating loss carryforwards and other tax attributes. Generally, without the consent of the Board of Trustees, a person may not acquire Shares if such acquisition would: (i) cause such person, or any other person, to own 5% or more of the outstanding Shares, or (ii) increase the Share ownership of any person that already owns 5% or more of the outstanding Shares. For this purpose, percentage ownership of Shares is determined based on certain tax rules in the Internal Revenue Code. Of the principal shareholders described above, the Shares reported as owned by Mr. Rose and Mr. Enloe were acquired prior to the time that the Declaration of Trust was amended to place these restrictions upon the transfer of Shares. The Shares reported on Schedule 13D as owned by Mr. Halis and his affiliates are treated as owned by separate "persons" for purposes of the Internal Revenue Code, none of which are considered to own 5% or more of the outstanding Shares. With respect to the Shares reported on Schedule 13D as owned by Mr. Johnson, FMR and their affiliates, the Board of Trustees has consulted legal counsel to determine whether such Shares were acquired before or after the effective date of the Declaration of Trust restrictions, and the status of these parties as one or more

"persons" for purposes of the Internal Revenue Code. Under the Declaration of Trust, if the Board of Trustees finds that any person is in violation of the 5% restrictions described above, and the Board of Trustees does not consent to the ownership by such person of Shares in excess of such restrictions, such person will be deemed not to own any Shares which were purchased in violation of the restrictions.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH LOMAS FINANCIAL

     The Trust was managed by Lomas Management, Inc. ("LMI") since its inception in 1969 until February 28, 1995. LMI is a wholly owned subsidiary of Lomas Financial Corp. ("LFC"), the original sponsor of the Trust. Mr. Enloe was hired by the Trust as its full-time president and chief executive officer and the Trust's first direct employee in 1992. Under the management agreement in effect prior to July 1, 1992, whenever the Trust invested in any first mortgage construction or acquisition and development note recommended by LMI, LFC was required to participate, directly or through one or more of its subsidiaries. Subsequent management agreements made no provision for this required participation arrangement. On February 28, 1995, the Trust continued its movement toward self administration by terminating its management agreement with LMI and assuming all remaining operating and accounting responsibilities. Any remaining property management requirements on assets owned with LFC are provided for in the asset disposition agreement described below.

     Effective February 28, 1995, the Trust entered into an "Asset Disposition Agreement" with ST Lending, Inc. ("STL"), a wholly owned subsidiary of LFC, whereby the Trust and STL exchanged their respective ownership positions in a group of ten assets in order to achieve a separate and distinct ownership position. The Trust exchanged its 80% ownership in six assets with a net carrying value of approximately $1.2 million (net of reserves) for STL's 20% ownership in four assets with a net carrying value of approximately $1.2 million (net of reserves). All of the assets included in the exchange were real estate acquired by foreclosure and held for sale with the exception of one earning note receivable with a total outstanding balance of $32,583. No gain or loss was recognized as a result of this transaction. Therefore, at June 30, 1995, the Trust owned 100% of its foreclosed real estate and note receivable portfolio with the exception of one real estate asset that remains 80% owned by the Trust (the Trust's portion equals $1,164,000, net of reserves), and approximately 50% of a mortgage note receivable originated to construct houses in California (the Trust's portion equals $262,165, net of reserves). The Trust had no further funding obligation under this note at June 30, 1995, and expects to receive repayments out of the sale proceeds from the completed houses in sufficient amounts to retire this note during the next fiscal year.

     A group of approximately 14 receivables, which have no carrying value and relate primarily to deficiency notes obtained during the original foreclosure process or receivables obtained through remedial collection activities, remain 80% owned by the Trust and 20% owned by STL. The 14 receivables have face amounts which range in size from $9,875 to $6,235,294. However, these receivables have no carrying value because they are unsecured and collection is unlikely. The Asset Disposition Agreement stipulates that the Trust will pay STL 10% of its gross proceeds received, if any, in addition to STL's 20% ownership, from this pool of receivables in return for STL's asset administration. On or about March 1, 1996, STL will transfer its 20% ownership in any remaining receivables from this pool of assets to the Trust. No additional consideration will be paid to STL for transferring its 20% ownership to the Trust because these receivables have no fair market value. Should collection of any of these receivables occur during STL's period of administration, the Trust would record a recovery to the allowance for possible losses in the amount of its proceeds.

     Under the management agreement in effect prior to February 28, 1995 (the "Management Agreement"), LMI was entitled to basic compensation at an annual rate of 1% of the daily average book value of the Trust's Invested Assets (as defined in the Management Agreement) plus $81,000 per year for accounting services. During the fiscal year ended June 30, 1995, LMI received compensation of $157,907. Additionally, STL received compensation of $10,898 which represents 10% of the Trust's gross proceeds received on the portion of its portfolio described above.

     The foregoing descriptions of the Management Agreement and the Asset Disposition Agreement do not purport to be complete but are summaries of the material provisions thereof.

PROMISSORY NOTE FROM MR. ENLOE

     In October 1993, Mr. Enloe exercised options to purchase 650,000 Shares at the Trust's request, even though the options would not expire for a number of years after the Trust accelerated the vesting of such options to permit such exercise. When exercising these options, Mr. Enloe delivered cash of $121,875 and a promissory note to the Trust in payment of the aggregate exercise price. This promissory note had an original principal balance of $365,625 and is due in April 1999. Under the terms of the note, interest accrues at 5% per annum and is added to the principal balance semi-annually. The promissory note is secured by the 650,000 Shares that Mr. Enloe received when he exercised the options. The current value of the Shares securing payment of the promissory note is approximately three times the amount of the unpaid balance of the promissory note. Mr. Enloe's personal liability on the note, however, is limited to $53,304. During the year ended June 30, 1995, the largest amount of principal and accrued but unpaid interest owed under the note was $396,993. As of September 30, 1995, the principal and accrued but unpaid interest owed was $401,914. See Item 11, entitled "Executive Compensation--Summary Compensation Table," and Item 12, entitled "Security Ownership of Certain Beneficial Owners and Management--Principal Shareholders."

     There is a question under the Declaration of Trust (specifically Sections 3.18, 3.21, and 7.6) concerning whether the Trust had the authority to accept this promissory note from Mr. Enloe. This issue was not brought to the attention of the Board of Trustees at the time Mr. Enloe delivered the promissory note.

     During the year ended June 30, 1995, Mr. Enloe also owed the Trust $26,210 resulting from a combination of transactions in 1993 which were made on the basis of estimates. Upon the conclusion of the transactions, it was determined that an overpayment to Mr. Enloe by the Trust, and an overpayment to the Trust by Mr. Enloe had been made and resulted in this non-interest-bearing receivable from Mr. Enloe. Mr. Enloe repaid this indebtedness on October 30, 1995.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

     (a) Documents filed as part of this report.

     (1) The following consolidated financial statements are included in this
Item 14:



                                                                         Pages
                                                                         -----
         Report of Ernst & Young LLP, Independent Auditors ............   31
         Consolidated Balance Sheet at June 30, 1995 and 1994 .........   32
         Consolidated Statement of Operations for Years Ended
           June 30, 1995, 1994, and 1993 ..............................   33
         Consolidated Statement of Shareholders' Equity for Years Ended
           June 30, 1995, 1994, and 1993 ..............................   34
         Consolidated Statement of Cash Flows for Years Ended
           June 30, 1995, 1994, and 1993 ..............................   35
         Notes to Consolidated Financial Statements ...................   36


     (2) The following consolidated financial statement schedule is included in this Item 14:

         Schedule IV - Mortgage Loans on Real Estate ...................   47

         All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted, or the information required is included in the financial statements, including the notes thereto.

(3) EXHIBITS:


    Exhibit
    Number
   --------
   (2.1)(9)   The Registrant's First Amended Plan of Reorganization dated
              December 14, 1993.

   (2.2)(9)   The Registrant's Modification to the First Amended Plan of
              Reorganization dated January 9, 1994.

   (3.1)(1) Declaration of Trust of the Registrant dated June 26, 1969, as amended by the First and Second Amendments thereto.

   (3.2)(2)   Third Amendment to the Declaration of Trust of the Registrant.

   (3.3)(3)   Fourth Amendment to the Declaration of Trust of the Registrant.

   (3.4)(10)  Fifth Amendment to the Declaration of Trust of the Registrant.

   (3.5)(4)   By-laws of the Registrant.


  (10.1)(2)   Management Agreement among the Registrant, Lomas Management,
              Inc., and Lomas Financial Corporation, dated as of July 1, 1992.

  (10.2)(5)   Participation Agreement between the Registrant and Lomas
              Financial Corporation (formerly, Lomas & Nettleton Financial
              Corporation) dated as of July 28, 1970.

  (10.3)(6)   Employment Agreement dated January 31, 1993, between the
              Registrant and Robert Ted Enloe III.

  (10.4)(6)   Stock Option Agreement dated January 31, 1993, between the
              Registrant and Robert Ted Enloe III.

  (10.5)(7)   Stock Option Agreement dated May 7, 1993, between the Registrant and Robert Ted Enloe III.

  (10.6)(7)   Retirement Plan for Trustees of the Registrant dated October 11,
              1988.

  (10.7)(8)   Promissory note dated October 22, 1993, between the Registrant and Robert Ted Enloe III.

  (10.8)(8)   Stock Pledge and Security Agreement dated October 22, 1993, between the Registrant and Robert Ted Enloe III.

  (10.9)      Asset Disposition Agreement dated February 28, 1995, between the
              Registrant and ST Lending, Inc.


     Exhibit
      Number
     --------
     (10.10)  The Registrant's 1995 Equity Incentive Plan.

     (10.11)  Stock Option Agreement dated February 15, 1995, between the
              Registrant and Robert Ted Enloe III.

     (10.12)  Stock Option Agreement dated February 15, 1995, between the
              Registrant and Bradley S. Buttermore.

     (27)     Financial Data Schedules.


(b) Reports on Form 8-K.

    No reports on Form 8-K were filed during the last quarter of the period covered by this annual report.

- --------------------------------------------------------------------------------
     Footnotes
     ---------
             (1)  Incorporated by reference to the
                  Registrant's Registration Statement on Form S-3 dated April 4, 1986 (No. 33-4577).

             (2)  Incorporated by reference to the
                  Registrant's Form 10-K for the fiscal year ended
                  June 30, 1992.

             (3)  Incorporated by reference to the
                  Registrant's Form 8-K dated January 7, 1993.

             (4)  Incorporated by reference to the
                  Registrant's Registration Statement on Form S-11 dated June 30, 1969 (No. 2-33821).

             (5)  Incorporated by reference to the
                  Registrant's Registration Statement on Form S-2 dated March 1, 1985 (No. 2-95695).

             (6)  Incorporated by reference to the
                  Registrant's Form 10-Q dated March 31, 1993.

             (7)  Incorporated by reference to the
                  Registrant's Form 10-K for the fiscal year ended
                  June 30, 1993.

             (8)  Incorporated by reference to the
                  Registrant's Form 10-Q dated December 31, 1993.

             (9)  Incorporated by reference to the
                  Registrant's Form 8-K dated February 9, 1994.

             (10) Incorporated by reference to the
                  Registrant's Form 10-K for the fiscal year ended
                  June 30, 1994.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                   SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Trust has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               LIBERTE INVESTORS
                                                  Registrant



DATE:  September 26, 1995                By  /s/BRADLEY S. BUTTERMORE
                                             ----------------------------
                                              Bradley S. Buttermore
                                              Senior Vice President,
                                              Treasurer, and Secretary



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



 /s/ TED ENLOE                Trustee and                  September 26, 1995
 -------------------------    Principal Executive Officer
 (Ted Enloe)





 /s/ BRADLEY S. BUTTERMORE    Principal Financial and      September 26, 1995
 -------------------------    Accounting Officer
 (Bradley S. Buttermore)





 /s/ GENE H. BISHOP           Trustee                      September 26, 1995
 -------------------------
 (Gene H. Bishop)





 /s/ EDWARD W. ROSE III       Trustee                      September 26, 1995
 -------------------------
 (Edward W. Rose III)

                           ANNUAL REPORT ON FORM 10-K

               ITEM 8 AND ITEM 14(a)(1) AND (2), 14(c) and 14(d)

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

            CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

             CONSOLIDATED FINANCIAL STATEMENT SCHEDULE AND EXHIBITS

                            YEAR ENDED JUNE 30, 1995



                        LIBERTE INVESTORS AND SUBSIDIARY

                                 DALLAS, TEXAS

                        LIBERTE INVESTORS AND SUBSIDIARY
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES
                            (ITEM 14(a)(1) and (2))

                                                                          Page
                                                                          ----
     Report of Ernst & Young LLP, Independent Auditors .................   31

     Consolidated Balance Sheet at June 30, 1995, and 1994 .............   32

     Consolidated Statement of Operations For Years Ended
       June 30, 1995, 1994, and 1993 ...................................   33

     Consolidated Statement of Shareholders' Equity for Years Ended
       June 30, 1995, 1994, and 1993 ...................................   34

     Consolidated Statement of Cash Flows for Years Ended
       June 30, 1995, 1994, and 1993 ...................................   35

     Notes to Consolidated Financial Statements ........................   36

     Consolidated Financial Statement Schedule:
       IV    Mortgage Loans on Real Estate .............................   47


     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted, or the information required is included in the financial statements, including the notes thereto.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Shareholders and Trustees
Liberte Investors

     We have audited the accompanying consolidated balance sheet of Liberte Investors and subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberte Investors and subsidiary at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.






                                                               ERNST & YOUNG LLP



Dallas, Texas
July 28, 1995

                        LIBERTE INVESTORS AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET


                                                           June 30
                                                   ------------------------
                                                      1995         1994
                                                   -----------  -----------
Assets
Notes receivable - Note B
  Earning                                          $ 5,415,306  $11,858,648
  Nonearning                                           392,066      272,308
Foreclosed real estate held for sale - Note C
  Nonearning                                        15,385,214   25,207,002
                                                   -----------  -----------
                                                    21,192,586   37,337,958
Less:  Allowance for possible losses  - Note D      10,498,922   11,709,395
                                                   -----------  -----------
                                                    10,693,664   25,628,563
Unrestricted cash and cash equivalents              20,576,517    9,157,640
Restricted cash and cash equivalents - Note F           59,245      623,300
Accrued interest and other receivables                 103,888      324,555
Other assets                                           602,664      581,919
                                                   -----------  -----------
                                                   $32,035,978  $36,315,977
                                                   ===========  ===========
Liabilities and Shareholders' Equity
Liabilities
  Accrued interest and other liabilities           $   416,164  $ 1,402,032
Shareholders' Equity - Note K
  Preferred Stock, 10 million shares authorized,
   none are outstanding                                    -            -
 Shares of Beneficial Interest, no par value,
   unlimited authorization: 12,423,208
   issued and 12,153,658 outstanding, net
   of 269,550 held in Treasury, at
   June 30, 1995; 12,423,208 issued
   and outstanding at June 30, 1994                 31,619,814   34,913,945
Commitments and Contingencies - Note F             -----------  -----------
                                                   $32,035,978  $36,315,977
                                                   ===========  ===========

See notes to consolidated financial statements.

                        LIBERTE INVESTORS AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                        Year Ended June 30
                                            ------------------------------------------
                                                1995          1994           1993
                                            ------------  -------------  -------------
Income
  Notes receivable interest                 $   657,511   $  5,740,167   $ 11,259,126
  Temporary investment interest                 892,008        208,849        271,424
  Foreclosed real estate                              -      3,952,256      3,550,828
  Consulting fees and other                     622,555        117,767         33,800
                                            -----------   ------------   ------------
                                              2,172,074     10,019,039     15,115,178
                                            -----------   ------------   ------------
Expenses
  Interest                                            -      7,672,694     16,295,318
  Provision for possible losses - Note D      3,192,000      3,175,000     15,150,000
  Salaries and related costs                    619,433      1,726,012        755,637
  General and administrative                    402,185      1,142,437      1,488,975
  Legal, audit and advisory                     321,469        737,619      2,111,667
  Foreclosed real estate - Note A               274,546      2,505,716      3,277,262
  Management fees - Note G                      168,805      1,824,044      2,928,258
  Trustees' fees and expenses                    61,215        249,180        342,697
  Debt restructure                                    -      2,132,902      7,437,048
                                            -----------   ------------   ------------
                                              5,039,653     21,165,604     49,786,862
                                            -----------   ------------   ------------
Loss before reorganization items
 and extraordinary item                      (2,867,579)   (11,146,565)   (34,671,684)

Reorganization items:
  Professional fees                                   -     (5,499,463)             -
  Interest earned on accumulated cash
   resulting from Chapter 11 proceedings              -        304,913              -
                                            -----------   ------------   ------------
                                                      -     (5,194,550)             -
                                            -----------   ------------   ------------
Loss before extraordinary item               (2,867,579)   (16,341,115)   (34,671,684)

Extraordinary item:
  Loss on extinguishment of debt - Note E             -    (12,936,395)             -
                                            -----------   ------------   ------------
   Net Loss                                 $(2,867,579)  $(29,277,510)  $(34,671,684)
                                            ===========   ============   ============
Loss per Share of Beneficial Interest:
  Loss before extraordinary item            $     (0.23)  $      (1.34)  $      (2.94)
  Extraordinary item                                  -          (1.06)             -
                                            -----------   ------------   ------------
Net loss                                    $     (0.23)  $      (2.40)  $      (2.94)
                                            ===========   ============   ============
Weighted average number of
 Shares of Beneficial Interest               12,322,773     12,221,975     11,788,750
                                            ===========   ============   ============

See notes to consolidated financial statements.

                        LIBERTE INVESTORS AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY




                                                      Shares of
                                                 Beneficial Interest
                                              --------------------------
                                                Number        Amount
                                              -----------  -------------
Balance at July 1, 1992                       11,804,208   $ 98,333,030
Rescind 240,000 shares
  Shares of Beneficial Interest                 (240,000)      (330,000)
  Unearned compensation                          240,000        302,500
Canceled 31,000 shares                           (31,000)       (42,625)
Net loss                                               -    (34,671,684)
                                              ----------   ------------
Balance at June 30, 1993                      11,773,208     63,591,221


Shares issued under
  stock options                                  650,000        975,000
Executive loan to purchase stock options               -       (374,766)
Net loss                                               -    (29,277,510)
                                              ----------   ------------
Balance at June 30, 1994                      12,423,208     34,913,945


Deferred interest on executive loan                    -        (22,227)
Purchase of 269,550 shares of treasury stock    (269,550)      (404,325)
Net loss                                               -     (2,867,579)
                                              ----------   ------------
Balance at June 30, 1995                      12,153,658   $ 31,619,814
                                              ==========   ============

See notes to consolidated financial statements.

                        LIBERTE INVESTORS AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                      Year Ended June 30
                                                          ------------------------------------------
                                                              1995          1994           1993
                                                          ------------  -------------  -------------
Cash provided by (used for):
Operating activities:
 Net loss                                                 $(2,867,579)  $(29,277,510)  $(34,671,684)
 Adjustments to reconcile net loss to net cash
 used by operating activities:
   Provision for possible losses                            3,192,000      3,175,000     15,150,000
   Extraordinary loss on extinguishment of debt                     -     12,936,395              -
 Net change in:
   Accrued interest and other receivables                     220,667        568,435        579,903
   Other assets                                              (114,028)     4,763,541       (820,584)
   Accrued interest and other liabilities                    (985,868)     2,236,198      5,121,036
                                                          -----------   ------------   ------------
 Net cash used by operating activities                       (554,808)    (5,597,941)   (14,641,329)
                                                          -----------   ------------   ------------
Investing activities:
 Collections on notes receivable                            1,997,003     28,828,704     36,293,250
 Advances on notes receivable                                (308,299)      (314,387)    (1,760,983)
 Expenditures on foreclosed real estate                      (127,350)    (2,016,948)    (2,414,009)
 Sales of foreclosed real estate                           10,252,601     13,398,005     23,394,426
    Net sales (purchases) of restricted cash investments      564,055      4,745,018     (3,184,703)
                                                          -----------   ------------   ------------
Net cash provided by investing activities                  12,378,010     44,640,392     52,327,981
                                                          -----------   ------------   ------------
Financing activities:
 Cash distribution pursuant to the Plan of
  Reorganization                                                    -    (27,716,302)             -
 Purchase of treasury stock                                  (404,325)             -              -
 Decrease in notes payable                                          -     (4,597,411)   (46,331,285)
                                                          -----------   ------------   ------------
    Net cash used by financing activities                    (404,325)   (32,313,713)   (46,331,285)
                                                          -----------   ------------   ------------
Net increase (decrease) in unrestricted cash and
   cash equivalents                                        11,418,877      6,728,738     (8,644,633)
Unrestricted cash and cash equivalents at
   beginning of year                                        9,157,640      2,428,902     11,073,535
                                                          -----------   ------------   ------------
Unrestricted cash and cash equivalents at end of year     $20,576,517   $  9,157,640   $  2,428,902
                                                          ===========   ============   ============
Schedule of noncash investing and financing activities:
 Transfer of notes receivable to foreclosed real estate   $ 4,792,782   $ 18,252,995   $ 13,499,472
 Charge-offs to allowance for possible losses, net        $ 4,402,473   $ 19,234,742   $ 20,252,734
 Sales of foreclosed real estate financed
   by notes receivable                                    $   138,400   $  3,888,112   $ 14,679,561

Interest paid                                             $         -   $  4,754,000   $ 11,045,000

See notes to consolidated financial statements.

                        LIBERTE INVESTORS AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 1995

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     Liberte Investors ("LBI" or the "Trust") is an unincorporated voluntary association of the type commonly termed as a Massachusetts business trust organized under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated June 26, 1969, as amended. The principal business activity of LBI is investing in notes receivable, primarily first mortgage construction notes and first mortgage acquisition and development notes. Secondarily, LBI invests in other secured or guaranteed notes related directly or indirectly to real estate. Over the past seven fiscal years, however, the Trust has progressively curtailed its lending activities in an effort to repay its indebtedness and reduce the size of its note receivable and real estate portfolio.

     The curtailment of lending activities began in June 1989 when the Trust's outstanding commercial paper was downgraded by the rating agencies to below investment grade. As a result, the Trust ceased originating investments secured by commercial income producing real estate and limited new investment originations to notes secured by single-family houses and lots. In May 1990 LBI restructured its unsecured senior indebtedness to pledge a portion of its note receivables and foreclosed real estate and require amortization of the indebtedness. In May 1991 LBI again restructured its senior indebtedness by pledging all of its assets, extending the term, and amending the amortization schedule. As a result of these efforts, LBI's senior indebtedness, including outstanding commercial paper, was reduced from $692.6 million at June 30, 1989, to $87.7 million at June 30, 1993. On April 1, 1993, LBI's remaining senior indebtedness was due and payable, and on June 1, 1993, $100 million of subordinated indebtedness matured. At this time, LBI reached agreement with a committee representing the holders of subordinated notes for a restructure of LBI's indebtedness in a voluntary "pre-negotiated" bankruptcy procedure.

     Accordingly, on October 25, 1993, the Trust filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 2, 1993, the Trust filed with the Bankruptcy Court a disclosure statement and related plan of reorganization. An order was entered by the Bankruptcy Court confirming a modified plan of reorganization for the Trust on January 24, 1994. On April 7, 1994, the Trust emerged from bankruptcy. Pursuant to the plan of reorganization, certain assets and liabilities, including the remaining senior indebtedness, were transferred to Resurgence Properties Inc. ("RPI"), and RPI's common stock was distributed to the holders of the Trust's outstanding subordinated indebtedness in full satisfaction of such holders' claims against the Trust.

     The consolidated financial statements include the accounts of the Trust and its subsidiary. Significant intercompany balances and transactions have been eliminated.

     Recognition of Income - Interest is taken into income as it accrues. The Trust discontinues the accrual of interest income when circumstances exist which cause the collection of such interest to be doubtful. Determination to discontinue accruing interest is made after a review by the Trust's management of all relevant facts including delinquency of principal and/or interest, and credit of the borrower.

     Allowance for Possible Losses - The Trust provides for possible losses on notes receivable and foreclosed real estate based on an evaluation of each note and each property acquired through foreclosure (or deed in lieu of foreclosure). The Trust considers the financial strength of its borrowers, any third party guarantors, and the value of the underlying collateral when establishing allowances on its note receivable portfolio. The Trust also maintains unallocated reserves on its portfolio of notes receivable. The Trust periodically reviews its portfolio of foreclosed real estate held for sale using current information to derive estimates of the fair market value. These estimates are used to provide specific allowances for possible losses, if needed. Information used to derive these estimates can be subjective and therefore the Trust may incur additional losses or realize gains on the ultimate sale of the property. Information used to derive estimates of fair market value include, but are not limited to: (i) general economic factors affecting the area where the property is located, (ii) recent sales activity and asking prices for comparable properties and (iii) costs that may be associated with sales and/or development that would serve to lower the expected proceeds from the disposal of the real estate.

     Foreclosed Real Estate - Foreclosed real estate is recorded at the lower of cost or fair value less estimated costs to sell determined at, and subsequent to, foreclosure. Any loss attributable to the excess of cost over fair value at the time of foreclosure is charged to the allowance for losses on notes receivable. Cost is the note amount net of any specific allowances.
Gains (losses) realized on liquidation are credited (charged) to the allowance for losses on foreclosed real estate. The primary expenses incurred on foreclosed real estate are property taxes and to a lesser extent, cost to maintain or secure the property such as mowing, fencing, or signage.

     Foreclosed real estate is classified as earning if the net cash flow on the individual property is projected to exceed the Trust's average cost of funds during the succeeding twelve months. The properties on which the cash flow is not projected to exceed the Trust's average cost of funds during the succeeding twelve months are classified as nonearning. The Trust has no operating real estate as of June 30, 1995.

     In-Substance Foreclosures - Properties collateralizing notes receivable that have been substantively repossessed or are being managed under the control of the Trust are recorded as foreclosed real estate. A note is considered to be an in-substance foreclosure if the following criteria are met: (1) the debtor has little or no equity in the collateral, considering the current fair value of the collateral; (2) proceeds for repayment of the note can be expected to come only from the operation or sale of the collateral; and (3) the debtor has either formally or effectively abandoned control of the collateral to the creditor or retained control of the collateral but, because of the current financial condition of the debtor, the economic prospects for the debtor and/or the collateral in the foreseeable future, it is doubtful that the debtor will be able to rebuild equity in the collateral or otherwise repay the note in the foreseeable future.

     Sales of Foreclosed Assets Financed by Notes Receivable - The Trust may finance a portion of the sale of foreclosed real estate for qualified borrowers. A cash downpayment of 20% is normally required, and the financing terms generally do not exceed five years, with many financings being for less than five years. The notes are made at market rates of interest either floating over a base rate of interest or a fixed rate generally tied to similar maturity treasury notes.

     Adoption of Authoritative Statements - In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Note." SFAS No. 114 was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires impairment of a note be measured based on the present value of expected future cash flows discounted at the note's effective interest rate. The Trust is required to adopt this standard for the fiscal year beginning July 1, 1995.

     In March 1995 the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to Be Disposed  Of."   SFAS No. 121
requires that assets held for disposal be valued at the lower of carrying amount or fair value less costs to sell. The Trust is required to adopt this standard for the fiscal year beginning July 1, 1996.

     The Trust has determined that the adoption of SFAS No's. 114, 118, and 121 will not have a material effect on its financial position or results of operation.

     Loss Per Share of Beneficial Interest - Loss per Share of Beneficial Interest is based on the weighted average number of shares outstanding during the year.

     Cash and Cash Equivalents - Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

NOTE B - NOTES RECEIVABLE

     The following is a summary of notes receivable activity for the years ended June 30, 1995, and 1994:


                                                          1995          1994
                                                      -----------   ------------
Balance at beginning of year                          $12,130,956   $137,569,142

Advances and capitalized items on notes receivable        341,714        340,323
Sales and collections of foreclosed real estate
    financed by notes receivable                          138,400      3,888,112
Collections of principal                               (1,997,003)   (28,828,704)
Foreclosures                                           (4,792,782)   (18,252,995)
Write-off of principal                                    (13,913)    (8,673,449)
Transfer of assets upon emergence from Chapter 11(1)            -    (73,911,473)
                                                      -----------   ------------
Balance at end of year                                $ 5,807,372   $ 12,130,956
                                                      ===========   ============

(1) $79,911,473 of Notes transferred to RPI, net of $6,000,000 in notes received from RPI.
    See NOTE E - EMERGENCE FROM BANKRUPTCY


NOTE C - FORECLOSED REAL ESTATE

    The following is a summary of the Trust's activity in foreclosed real estate for the years ended June 30, 1995, and 1994:


                                       1995            1994
                                   -------------  --------------
Balance at beginning of year       $ 25,207,002   $ 164,416,526

Foreclosures                          4,840,782      18,252,995
Expenditures                            127,350       2,016,948
                                   ------------   -------------
Total additions                       4,968,132      20,269,943
Cost of real estate sold            (14,789,920)    (28,437,212)
Transfer of assets upon emergence
   from Chapter 11(1)                              (131,042,255)
                                                  -------------
Balance at end of year             $ 15,385,214   $  25,207,002
                                   ============   =============

(1)See NOTE E - EMERGENCE FROM BANKRUPTCY

     The following table sets forth the Trust's portion of foreclosed real estate by type of property and geographic location:



                                  June 30
                          ------------------------
                             1995         1994
                          -----------  -----------
Type of Property:

  Single-family           $         -  $ 1,726,091
  Single-family lots        6,732,532    7,303,970
  Condo lots/land                   -    4,768,677
  Land                      8,652,682    6,809,219
  Completed properties:
    Industrial                      -    4,522,155
    Other                           -       76,890
                          -----------  -----------
                          $15,385,214  $25,207,002
                          ===========  ===========
Geographic location:
 Texas                    $ 9,356,477  $11,149,820
 California                 6,028,737    5,725,691
 Tennessee                          -    4,522,156
 Rhode Island                       -    1,889,066
 Massachusetts                      -    1,760,472
 Other                              -      159,797
                          -----------  -----------
                          $15,385,214  $25,207,002
                          ===========  ===========

     The Trust has substantively repossessed or obtained control of the management of certain properties collateralizing $2,084,394 and $6,245,694 of notes receivable at June 30, 1995, and 1994, respectively. As a result, these notes have been accounted for as foreclosed real estate.

NOTE D - ALLOWANCE FOR POSSIBLE LOSSES

     A summary of transactions affecting the Trust's allowance for possible losses for the three-year period ended June 30, 1995, is as follows:



                                            Notes       Foreclosed
                                          Receivable    Real Estate       Total
                                         ------------  -------------  -------------
Balance at July 1, 1992                  $23,275,974   $ 35,765,577   $ 59,041,551
Provision for possible losses              1,263,731     13,886,269     15,150,000
Amounts charged off, net
 of recoveries                            (6,811,338)   (13,441,396)   (20,252,734)
                                         -----------   ------------   ------------
Balance at June 30, 1993                  17,728,367     36,210,450     53,938,817
Provision for possible losses             (1,208,000)     4,383,000      3,175,000
Amounts charged off, net
 of recoveries                            (8,457,842)   (10,776,900)   (19,234,742)
Allowance related to assets transferred
 upon emergence from Chapter 11(1)        (6,499,604)   (19,670,076)   (26,169,680)
                                         -----------   ------------   ------------
Balance at June 30, 1994                   1,562,921     10,146,474     11,709,395
Provision for possible losses             (1,148,960)     4,340,960      3,192,000
Amounts charged off, net
 of recoveries                              (284,060)    (4,118,413)    (4,402,473)
                                          -----------   ------------   ------------
Balance at June 30, 1995                 $   129,901   $ 10,369,021   $ 10,498,922
                                         ===========   ============   ============

(1)See NOTE E - EMERGENCE FROM BANKRUPTCY

NOTE E - EMERGENCE FROM BANKRUPTCY

     Upon the Trust's emergence from bankruptcy on April 7, 1994, in accordance with the Plan of Reorganization, certain assets and liabilities were transferred to the holders of the subordinated notes in full satisfaction of such notes. The reorganization resulted in an extraordinary loss on extinguishment of debt of approximately $12.9 million as shown below (in thousands):



Net Liabilities Transferred
 Senior debt                         $ 83,128
 Subordinated debt                    100,000
 Accrued interest-sub debt              9,450
 Escrow liabilities                     1,553
 Accrued liabilities                       89    194,220
                                    ---------
Net Assets Transferred
 Net notes receivable (1)              73,412
 Accrued interest receivable              621
 Foreclosed real estate (2)           111,372
 Cash Distribution                     27,716
 Additional Assets                        335   (213,456)
                                    ---------
Assets Received
 Note receivable - RPI                  6,000
 Preferred stock - RPI                    300      6,300
                                    ---------  ---------
Net Loss on Extinguishment of Debt             $ (12,936)
                                               =========

(1) Includes notes receivable of $79,912 less $6,500 in related allowance for possible losses.
(2) Includes foreclosed real estate of $131,042 less $19,670 in related allowance for possible losses.

     Fresh-start reporting, in which the emerging entities' assets and liabilities would have been adjusted to their fair value, was considered but deemed inappropriate since the reorganization value of the Trust's assets immediately before the confirmation of the Plan was not less than the total of all post-petition liabilities and allowed claims. Also, there was no change in control of the Trust's ownership.


NOTE F - COMMITMENTS AND CONTINGENCIES

     At June 30, 1995, the Trust had commitments for indemnification of development bond issuers and other guarantees totaling $885,445.

     Cash and cash equivalents at June 30, 1995, included restrictive cash of $59,245 for claims due to bankruptcy. At June 30, 1994, restrictive cash investments included $71,073 for claims due to bankruptcy, $480,500 to secure a letter of credit, and $71,727 of borrowers' escrow deposits.

     The Trust is involved in routine litigation incidental to its business, which, in the opinion of management, will not result in a material adverse impact on the Trust's financial condition, results of operations, or cash flows, without regard for possible insurance or third party reimbursement.


NOTE G - TERMINATION OF MANAGEMENT AGREEMENT

     The Trust was managed by Lomas Management, Inc. ("LMI") since its inception in 1969 until February 28, 1995. LMI is a wholly owned subsidiary of Lomas Financial Corp. ("LFC"), the original sponsor of the Trust. Mr. Enloe was hired by the Trust as its full-time president and chief executive officer and the Trust's first direct employee in 1992. Under the management agreement in effect prior to July 1, 1992, whenever the Trust invested in any first mortgage construction or acquisition and development note recommended by LMI, LFC was required to participate, directly or through one or more of its subsidiaries. Subsequent management agreements made no provision for this required participation arrangement. On February 28, 1995, the Trust continued its movement toward self administration by terminating its management agreement with LMI and assuming all remaining operating and accounting responsibilities. Any remaining property management requirements on assets owned with LFC are provided for in the asset disposition agreement described below.

     Effective February 28, 1995, the Trust entered into an "Asset Disposition Agreement" with ST Lending, Inc. ("STL"), a wholly owned subsidiary of LFC, whereby the Trust and STL exchanged their respective ownership positions in a group of ten assets in order to achieve a separate and distinct ownership position. The Trust exchanged its 80% ownership in six assets with a net carrying value of approximately $1.2 million (net of reserves) for STL's 20% ownership in four assets with a net carrying value of approximately $1.2 million (net of reserves). All of the assets included in the exchange were real estate acquired by foreclosure and held for sale with the exception of one earning note receivable with a total outstanding balance of $32,583. No gain or loss was recognized as a result of this transaction because the Trust transferred assets with a carrying value equal to the carrying value of the assets that it received. Therefore, at June 30, 1995, the Trust owned 100% of its foreclosed real estate and note receivable portfolio with the exception of one real estate asset that remains 80% owned by the Trust (the Trust's portion equals $1,164,000, net of reserves), and approximately 50% of a mortgage note receivable originated to construct houses in California (the Trust's portion equals $262,165, net of reserves). The Trust had no further funding obligation under this note at June 30, 1995, and expects to receive repayments out of the sale proceeds from the completed houses in sufficient amounts to retire this note during the next fiscal year.

     A group of approximately 14 receivables, which have no carrying value and relate primarily to deficiency notes obtained during the original foreclosure process or receivables obtained through remedial collection activities, remain 80% owned by the Trust and 20% owned by STL. The 14 receivables have face amounts which range in size from $9,875 to $6,235,294. However, these receivables have no carrying value because they are unsecured and collection is unlikely. The Asset Disposition Agreement stipulates that the Trust will pay STL 10% of its gross proceeds received, if any, in addition to STL's 20% ownership, from this pool of receivables in return for STL's asset
administration.   On or about March 1, 1996, STL will transfer its 20%
ownership in any remaining receivables from this pool of assets to the Trust. No additional consideration will be paid to STL for transferring its 20% ownership to the Trust because these receivables have no fair market value. Should collection of any of these receivables occur during STL's period of administration, the Trust would record a recovery to the allowance for possible losses in the amount of its proceeds.

     Under the management agreement in effect prior to February 28, 1995 (the "Management Agreement"), LMI was entitled to basic compensation at an annual rate of 1% of the daily average book value of the Trust's Invested Assets (as defined in the Management Agreement) plus $81,000 per year for accounting services. During the fiscal year ended June 30, 1995, LMI received compensation of $157,907. Additionally, STL received compensation of $10,898 which represents 10% of the Trust's gross proceeds received on the portion of its portfolio described above.


NOTE H - FEDERAL INCOME TAXES

     The Trust filed its June 30, 1994, Form 10-K and September 30, 1994, Form 10-Q as a real estate investment trust (a "REIT") as defined in the Internal Revenue Code. Disclosures were made in those filings that there was some uncertainty as to whether the Trust qualified as a REIT for its fiscal years ended June 30, 1992, 1993, and 1994. In connection with the preparation of its fiscal 1994 tax return, the Trust concluded that it no longer qualified as a REIT effective the beginning of fiscal 1994 (July 1, 1993). Accordingly the Trust is subject to federal income tax on its taxable income. The Trust incurred taxable losses in fiscal 1995 and 1994; therefore, no provision for income taxes is necessary in the financial statements for those periods. With the change in status to a taxable entity, the Trust adopted SFAS No. 109
"Accounting for Income Taxes."   Since there was no financial impact on the
year ended June 30, 1994, and the quarter ended September 30, 1994, neither an amended Form 10-K nor Form 10-Q, respectively, have been filed to reflect the adoption of SFAS 109.

     At June 30, 1995, the Trust had, for federal tax purposes, net operating loss carryforwards estimated to be in excess of $225 million which expire at various times between the years 2005 and 2010. Significant components of the Trust's deferred tax assets at June 30, 1995, consisted of net operating loss carryforwards ($76.5 million), financial statement loss reserves ($3.2 million), and other items ($3.9 million), all of which were completely offset by a valuation allowance. (The Trust has no material deferred tax liabilities.)

     The Trust had no income tax expense for the fiscal years ended June 30, 1995, and 1994. The difference between the statutory federal income tax rate of 34% and the Trust's zero percent effective rate is due to the tax benefits related to net operating losses which are fully reserved because of the uncertainty that the Trust will realize the tax benefits related to those losses.


NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 "Disclosures about Fair Value of Financial Statements" requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation
techniques.   Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Trust.

     The fair value of cash and cash equivalents approximates their carrying value because of the liquidity and short-term maturities of these instruments. The fair value of notes receivable - mortgage loans is estimated by discounting cash flows at interest rates currently being offered for notes with similar terms to borrowers of similar credit quality. The fair value of the note receivable - RPI approximates its carrying value because it bears interest at a LIBOR-based floating rate. The Trust believes that its deficiency notes receivable which have no carrying value at June 30, 1995 have an estimated fair value of the same amount. The Trust does not believe that it is exposed to any significant credit risk on its cash and cash equivalents or on the note receivable from RPI.

     The estimated fair values of the Trust's financial instruments at June 30, 1995, are as follows (in thousands):



                                                                 Carrying   Fair
                                                                  Amount    Value
                                                                 --------  -------
Financial Assets:
    Cash and cash equivalents                                     $20,636  $20,636
    Note receivable-RPI                                             5,406    5,406
    Notes receivable - mortgage loans (net of allowance
          for possible losses)                                        271      271

NOTE J - CERTAIN CUSTOMERS

     Revenue from RPI provided greater than 10% of total revenue for the fiscal year ended June 30, 1995, and consisted of: (i) interest totaling $448,576 on a note receivable collateralized by a pool of first mortgage loans and by Deeds of Trust on various real estate assets, (ii) the receipt of $500,000 as a settlement for early termination of a consulting arrangement originally expected to end on March 31, 1996, and (iii) dividend income totaling $35,055 on the RPI preferred stock held by LBI.


NOTE K - SHAREHOLDERS' EQUITY

     Included in Shareholders' Equity is a deduction for a promissory note in favor of the Trust from Robert Ted Enloe III in the amount of $365,625 plus deferred interest thereon. The note has a term of

5 1/2 years and bears interest at 5% compounded semi-annually, which is payable at maturity. The note is secured by a pledge of 650,000 Shares of Beneficial Interest of the Trust.

     On February 13, 1995, the Board of Trustees adopted the 1995 Equity Incentive Plan (the "Plan") which provides for up to 1,500,000 shares to be issued and used for employee incentive purposes. As of February 15, 1995, options to purchase a total of 646,000 shares of the Trust's shares of beneficial interest were granted to two executive officers of the Trust ("Incentive Stock Option Agreements"). The exercise price of these stock options is $1.625 per share which approximated market value at the time of grant. These stock options expire on February 15, 2005, pursuant to vesting schedules indicated in the related Incentive Stock Option Agreements. The effective date of the Plan is February 15, 1995, contingent upon approval by the shareholders of the Trust by February 13, 1996.

     On February 15, 1995, the Trust repurchased 269,550 Shares of Beneficial Interest from LFC (a former affiliate) at a price which approximated market value on that date.

                  SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE

                        LIBERTE INVESTORS AND SUBSIDIARY
                                 JUNE 30, 1995


      COL. A            COL. B      COL. C     COL. D       COL. E       COL. F      COL. G         COL. H
- -------------------  ------------  --------  -----------  -----------  ----------  ----------  ----------------
                                                                                                  Principal
                                                                                                  Amount of
                                                                                                    Loans
                                                                                                  Subject To
                                    Final     Periodic                    Face      Carrying      Delinquent
                       Interest    Maturity    Payment       Prior     Amount of   Amount of     Principal or
    Description          Rate        Date       Terms        Liens     Mortgages   Mortgages       Interest
- -------------------  ------------  --------  -----------  -----------  ----------  ----------  ----------------
RPI Note receivable  LIBOR + 2%      1998    Quarterly                 $5,406,132  $5,406,132  $              -

Construction loan:
 Single-family
  41st Street        Prime + 1.5%    1995    Payable upon sale            340,364     340,364           340,364
                                             of completed property.
Other (17 loans)     0 - 10.5%       1995 -                                            60,876             4,604
                                     1998
                                                                                   ----------  ----------------
                                                                                   $5,807,372          $344,968
                                                                                   ==========  ================

                              NOTES TO SCHEDULE IV

                                 June 30, 1995


(1) For income tax purposes the cost of notes is the carrying amount as shown on the schedule. Allowance for possible losses of $129,901 is allocated to notes receivable at June 30, 1995. Basis for the allocated amount is explained under "Accounting Policies - Allowance for Possible Losses."

(2)  Reconciliation of "Mortgage Loans on Real Estate" (in thousands):



                                              Year Ended June 30
                                          ---------------------------
                                           1995      1994      1993
                                          -------  --------  --------
Balance at beginning of year              $12,131  $137,569  $178,672
Additions during year:
 New mortgage loans and advances
  on existing loans and other                 480     4,228    16,598
                                          -------  --------  --------
                                           12,611   141,797   195,270
Deductions during year:
 Collections of principal                   1,997    28,829    36,293
 Foreclosures                               4,793    18,253    13,499
 Write-off of principal                        14     8,673     7,909
 Transfer of assets upon emergence from
   Chapter 11(1)                                -    73,911         -
                                          -------  --------  --------
Balance at end of year                    $ 5,807  $ 12,131  $137,569
                                          =======  ========  ========

(1) $79,911,473 of Notes transferred to RPI, net of $6,000,000 in notes received from RPI.
    See  NOTE E - EMERGENCE FROM BANKRUPTCY